EXHIBIT 15.2

S-K 1300 TECHNICAL REPORT SUMMARY ON THE EAU CLAIRE
PROJECT

QUEBEC, CANADA

Prepared for Fury Gold Mines Ltd.

Qualified Persons:

David Frappier-Rivard, P. Geo.
Exploration Manager, Fury Gold Mines Limited

Effective as of: December 31, 2023

Technical Report Summary on the Eau Claire Project, Quebec, Canada

Contents

1 Executive Summary	6
1.1 Overview	6
1.2 Conclusions	9
1.3 Recommendations	10
2 Introduction and Terms of Reference	12
2.1 Sources of Information	12
2.2 Personal Inspection	12
3 Property Description	12
3.1 Location	12
3.2 Project Ownership	13
3.3 Mineral Tenure	13
3.4 Royalties and Encumbrances	13
3.5 Permitting	13
3.6 First Nations Rights	14
4 Accessibility, Climate, Local Resources, Infrastructure and Physiography	16
4.1 Accessibility	16
4.2 Climate	16
4.3 Local resources & Infrastructure	16
4.4 Physiography	16
4.5 Conclusions	17
5 History	17
5.1 Pre 2002 Exploration	17
5.2 2002 - 2019 Eastmain Resources Exploration	19
5.3 Previous Resource Estimates	19
5.3.1 Discussion on Previous Resource Estimates	20
5.4 Historical Drilling	20
5.5 Past Production	20
6 Geological Setting and Mineralization	20
6.1 Geology	20
6.1 Structure	23
6.2 Mineralization	25
6.3 Alteration	25
6.4 Deposit Types	26
7 Exploration	29
7.1 Percival Biogeochemical Sampling	29
7.2 Geophysical Surveys	31
7.2.1 2020 Gradient Array Induced Polarization Survey	31
7.2.1.1 Methodology	31
7.2.2 2022 DCIP Survey	32
7.2.2.1 Methodology	32
7.3 Drilling	34
7.3.1 2002 - 2013 Drilling	34
7.3.2 2015 Drilling	34
7.3.3 2016-2017 Drill Program	35
7.3.4 2018 - 2019 Drill Program	38

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

7.3.5 Discussion on Drilling Completed Prior to 2020	38
7.3.6 Fury Gold Mines Drilling 2020-2023	38
7.3.7 Eau Claire Drilling	39
7.3.8 Percival Drilling	41
7.3.9 Methodology	43
8 Sample Preparation, Analyses, and Security	46
8.1 Diamond Drilling	46
8.1.1 QC Sampling	48
8.2 Summary	48
9 Data Verification	49
9.1 Database Verification	49
9.2 2020 through 2022 Quality Assurance and Quality Control	49
9.2.1 Certified Reference Material	49
9.3 Conclusions	50
10 Mineral Processing and Metallurgical Testing	51
10.1 2001 COREM Metallurgical Testing	51
10.2 2010 SGS Minerals Metallurgical Testing	51
10.3 2017 SGS Minerals Metallurgical Testing	52
10.4 Conclusions	56
11 Mineral Resource Estimate	56
11.1 Summary	57
11.2 Drill Hole Database	57
11.3 Mineral Resource Modelling and Wireframes	58
11.4 Composites	60
11.5 Grade Capping	62
11.6 Specific Gravity	62
11.7 Block Model Parameters	63
11.8 Grade Interpolation	63
11.9 Mineral Resource Classification Parameters	64
11.10 Reasonable Prospects of Eventual Economic Extraction	66
11.11 Mineral Resource Statement	67
11.11.1 Cut-Off Grade Sensitivity	71
11.11.2 Sensitivity to Metal Price	73
12 Mineral Reserve Estimates	73
13 Mining Methods	73
14 Processing and Recovery Methods	74
15 Infrastructure	74
16 Market Studies	74
17 Environmental Studies, Permitting, and Plans, Negotiations, or Agreements with Local Individuals or Groups	74
18 Capital and Operating Costs	74
19 Economic Analysis	74
20 Adjacent Properties	74
21 Other Relevant Data and Information	74
22 Interpretation and Conclusions	74
23 Recommendations	77

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Technical Report Summary on the Eau Claire Project, Quebec, Canada
24 References	79
25 Reliance on Information Provided by the Registrant	80
26 DATE AND SIGNATURE PAGE	81

Tables

Table 1: Eau Claire Gold Deposit Mineral Resource Estimate Effective as of December 31, 2023	8
Table 2: Recommended Work Programs for 2024 and beyond	11
Table 3: Summary of Drilling Completed by Fury	39
Table 4 Eau Claire area significant intercepts	39
Table 5 Percival area significant intercepts	42
Table 6: Fury Internal CRMs for Diamond Drilling	50
Table 7: Eau Claire Deposit Drill Hole and Channel Database Summary	57
Table 8: Eau Claire Deposit Zone and Domain Summary	60
Table 9: Statistics of drill core and channel samples within the resource domains.	61
Table 10: 1.0m Composite Summary	62
Table 11: Block Model Geometry	63
Table 12: Whittle™ Pit Optimization Parameters and Parameters used for In-pit and Underground Cut-off Grade Calculation	67
Table 13: Eau Claire Deposit Mineral Resource Estimate as of December 31, 2023	68
Table 14: Mineral Resource as of December 31, 2023	68
Table 15: Comparison of Block Model Volumes to Wireframe Volumes	70
Table 16: Comparison of Average Composite to Block Model Grades	70
Table 17: 2024 and beyond Recommended Work Programs	78
Figures
Figure 1: Property Location and Claims	15
Figure 2: Eau Claire Deposit Stratigraphy	21
Figure 3. Regional Geology	24
Figure 4: Percival Biogeochemical Sampling	30
Figure 5: Gradient Array DCIP defined structural intersections to the north of the Snake Lake mineralized structure as well the convergence of the Eau Claire and South Tonalite structures.	32
Figure 6: 2022 Percival DCIP IP Survey area depicting the identified resistivity anomalies in relation to the biogeochemical anomalies.	33
Figure 7: Fury Diamond Drilling Methodology Flow Sheet	45
Figure 8: Diamond Drilling Sample Preparation and Analysis Flow Sheet - ALS	47
Figure 9: Oblique view looking NW depicting all drilling and channel sampling utilized in the 2023 Mineral Resource Estimation.	59
Figure 10: Oblique view looking north of the Eau Claire Deposit Block Model Grades	69
Figure 11: Oblique view looking north of the Eau Claire Deposit Block Model Resource Categories	69
Figure 12: Comparison of ID3 and NN methodologies	71

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

Appendices

Appendix 1 - Eau Claire Claims List

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

1 Executive Summary

1.1 Overview

Fury is a Vancouver based Canadian public company involved in mineral exploration and development. Fury is listed on the Toronto Stock Exchange and the NYSE American Stock Exchange.

This Technical Report Summary (TRS) conforms to United States Securities and Exchange Commission's (SEC) Modernized Property Disclosure Requirements for Mining Registrants as described in Subpart 229.1300 of Regulation S-K, Disclosure by Registrants Engaged in Mining Operations (S-K 1300) and Item 601 (b)(96) Technical Report Summary. The purpose of this TRS is to support the disclosure of the Eau Claire Property Mineral estimates with an effective date of December 31, 2023.

The Eau Claire Project (The Project), 100% held by Fury, comprises 446 claims, totaling 23,284 hectares(ha). Located in 1:50,000 scale NTS map sheets 33B04 and 33B05, approximately 320 km northwest of the town of Chibougamau and 800 km north of Montreal. The property is accessible, year-round, by the Route du Nord and is located 100 km north of Nemaska, serviced by commercial flights twice per week. The centre of the property is located at approximately 75.78 degrees longitude west and 52.22 degrees latitude north.

The Project is north of the 52nd parallel (52ºN) and as such is subject to the provisions of the James Bay and Northern Quebec Agreement (1975), and the Paix des Braves Agreement (2002). The Project falls within the Eeyou Istchee Territory of the Eastmain Cree First Nation, including trap line VC36 held by Dr. Ted Moses as the Cree Tallyman, and on Category III lands, as established under the James Bay and Northern Quebec Agreement.

The Project is located in the La Grande volcanic subprovince (2800 to 2738 Ma), east the Opinaca metasedimentary subprovince (2703 to 2674 Ma) and lies within the Eastmain Greenstone Belt (2752 to 2696 Ma). The Eau Claire gold deposit and the Percival prospect occur within a few kilometres of the Cannard Deformation Zone, a crustal scale structural break and is hosted in the Natel Formation (2739 to 2720 Ma), which is made up of komatiites, komatiitic basalt, massive to pillowed basaltic and andesitic flows of tholeiitic affinity (magnesian tholeiites and iron tholeiites), with interbedded sequences of mudstone, wacke and iron formation.

The majority of the gold mineralization identified to date at Eau Claire occurs as stacked late quartz tourmaline veining (VQTL) within interbedded mafic volcanics and volcaniclastic sequences proximal to regional D2 shear zones. Gold mineralization also occurs within altered host rock without veining occurring as centimetre to several metre wide tourmaline-actinolite ± biotite ± calcite replacement zones around vein selvages. A third style of gold mineralization recently identified in silicified breccias and quartz veins hosted in sediments and volcanic rocks proximal to iron formation on the eastern side of the Project. Eau Claire hosts over 12 showings, the most advanced being the Eau Claire deposit and the Percival prospect.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

Since acquiring the Project in October 2020, Fury has initiated systematic exploration programs consisting of geological mapping, biogeochemical sampling, reinterpretation of historical geophysical data, ground based geophysical studies and diamond drilling. Drilling has focussed on exploring for extensions to the known gold mineralization at the Eau Claire deposit, as well as at the Snake Lake and Percival prospects. Large step out drilling in 2022 increased the mineralized footprint of the Eau Claire deposit by over 450m to the west. At Percival Fury intercepted 13.5 metres (m) of 8.05 g/t gold (Au) outlining a 500x100x300m zone of gold mineralization. At this time the 2020-2023 drilling is still ongoing and is not considered in the current Mineral Resources estimate.

The 2023 Mineral Resource estimate is summarized in Table 1. Mineral Resources have been classified in accordance with the definitions for Mineral Resources in S-K 1300, which are consistent with Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014 (CIM (2014) definitions).

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

Table 1: Eau Claire Gold Deposit Mineral Resource Estimate Effective as of December 31, 2023

	Open Pit (surface to 150 m)			Underground (150 m - 860 m)
Category	Tonnes	(g/t Au)	Contained Au (oz)	Tonnes	(g/t Au)	Contained Au (oz)
Measured	574,000	6.66	123,000	332,000	6.56	70,000
Indicated	636,000	5.13	105,000	2,752,000	6.27	555,000
Measured & Indicated	1,210,000	5.86	228,000	3,084,000	6.3	625,000
Inferred	43,000	5.06	7,000	2,339,000	6.56	493,000

Notes:

1.The classification of the current Mineral Resource Estimate into Measured, Indicated and Inferred has been completed in accordance with the definitions for mineral resources in S-K 1300, which are consistent with current 2014 CIM Definition Standards - For Mineral Resources and Mineral Reserves.

2. All figures are rounded to reflect the relative accuracy of the estimate.

3 All Resources are presented undiluted and in situ, constrained by 3D wireframe models (the constraining volumes), and are considered to have reasonable prospects for eventual economic extraction.

4. Mineral resources which are not mineral reserves do not have demonstrated economic viability. An Inferred Mineral Resource has a lower level of confidence than that applying to a Measured and Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that most of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

5. Open pit Mineral Resources are reported at a base case cut-off grade of 0.5 g/t Au within a conceptual pit shell and underground Mineral Resources are reported at a cut-off grade of 2.5 g/t Au outside the conceptual pit shell. Cut-off grades are based on a gold price of US$1,250 per ounce, a foreign exchange rate of US$0.80 and a gold recovery of 95%.

6. The results from pit optimization are used solely for the purpose of testing the "reasonable prospects for eventual economic extraction" by an open pit and do not represent an attempt to estimate mineral reserves. There are no mineral reserves on the Property. The results are used as a guide to assist in the preparation of a Mineral Resource statement and to select an appropriate resource reporting cut-off grade.

7.. There is no certainty that all or any part of the Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. There is no other relevant data or information available that is necessary to make the technical report understandable and not misleading.

The author is of the view that there are no environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors applicable to the Project that could be seen as precluding mineral production once normal compliance with the many environmental and other governmental requirements are met. Accordingly, none of the foregoing factors are such that they could be said to materially adversely affect the 2023 Mineral Resource estimate.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

1.2  Conclusions

Drilling to 2018 at the Eau Claire deposit has outlined mineralization with three-dimensional continuity, and size and grades that can potentially be extracted economically.  Project geologists have a good understanding of the regional, local, and deposit geology and controls on mineralization.  The geological models are reasonable and plausible interpretations of the drill results.

There has been no new drilling in the immediate area of those resources last calculated in 2018, and the relationship between the long-term average metal price and operating cost assumptions have been taken into account by Mr Dupéré arriving at his 2023 mineral resource estimate.

Mineral Resources for the Eau Claire deposit were estimated assuming combined open pit and underground mining methods.  At cut-off grades of 0.5 g/t Au for open pit and 2.5 g/t Au for underground, Measured Mineral Resources are estimated to total 0.9 Mt at an average grade of 6.63 g/t Au containing 193,000 ounces gold.  At the same cut-off grades, Indicated Mineral Resources are estimated to total 3.39 Mt at an average grade of 6.06 g/t Au containing 660,000 ounces gold.  At the same cut-off grades, Inferred Mineral Resources are estimated to total 2.38 Mt at an average grade of 6.53 g/t Au containing 500,000 ounces gold. The open pit resources were constrained by a preliminary pit shell generated in Whittle software from surface to 150m below surface.  Underground resources are reported at the high cut-off grade outside of the pit shell from 150 to 860m below surface.

The limited metallurgical testwork conducted so far suggests that the gold can be recovered by conventional means, such as a combination of gravity followed by cyanide leaching of the concentrate.  Additional metallurgical testwork will be warranted if further exploration increases the size of the resource.

In 2018, significant gold mineralization was identified at the Percival prospect located 14 kilometres (km) to the east of the Eau Claire deposit. The Eau Claire deposit, the Percival prospect and various other mineral occurrences, displayed on Figure 3, are all located within the Eau Claire Property, also referred to as the Eau Claire Project. Gold mineralization at Percival has been defined within a 500x100x300m footprint within folded sulphidized and silicified breccias and quartz veining in an interbedded volcanic and sedimentary sequence. Fury recognized that the high-grade core of the Percival mineralization, represented by historical drill intercepts of 9.0m of 6.26 g/t gold, 8.5m of 7.13 g/t gold, and 2.0m of 8.47 g/t gold was parallel and slightly offset to magnetic stratigraphic units that define a steep westerly plunging fold hinge. Targeting of the fold hinge geometry has significantly expanded the Percival mineralized footprint with intercepts of up to 13.5m of 8.05 g/t Au, including 3m of 25.8 g/t Au. Exploration historically has focussed on Quartz-tourmaline veins (VQTL) within mafic volcanic sequences at Eau Claire, the recent identification of the Percival mineralization indicates there is good potential to discover additional mineralization and to add to the resource base within the Project.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

1.3 Recommendations

Future exploration efforts should continue to focus on the Eau Claire deposit and Percival prospect styles of mineralization identified to date as it has been shown these can host significant gold grades over width.  The recommended Phase 1 work program consists of a regional portion focussed on refining known gold occurrences within the Project and attempting to define new prospects in areas with favourable geological and structural settings. In addition to the regional program, a drill program, focussed on the Eau Claire deposit, designed to tie-in the mineralization identified 450m west of the current resource with the aim of updating the current mineral resource should be completed. Additional drilling would focus on the Percival prospect and other nearby geochemical anomalies to determine the continuity and scale of gold mineralization.

The Phase 1 program is anticipated to include collection of 15,000 infill till and biogeochemical samples and 30,000 m of Diamond drilling, 20,000m at the Eau Claire deposit and 10,000m at Percival.  The Phase 1 program is estimated to cost approximately $13.5 million (Table 2).

The Phase 2 exploration program will continue to be drill intensive. An additional 20,000 - 30,000m of diamond drilling should be completed at the Eau Claire deposit to explore the down dip potential of the limb mineralization as well as tying in the newly identified mineralization at the Gap zone and to the east of the defined resource with the ongoing goal of continuing to update the Mineral Resource Estimate. An additional 20,000m of drilling should be allocated to regional targets defined from the Phase 1 program. The Phase 2 program is estimated to cost between $18 and $22.5 million (Table 2).

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

Table 2: Recommended Work Programs for 2024 and beyond

Phase 1
Type	Details	Cost Estimate (C$)
Labour	Staff Wages, Technical and Support Contractors	1,750,000
Assaying	Sampling and Analytical	750,000
Drilling	Diamond Drilling (30,000m at $175/m)	5,250,000
Till Sampling	Detailed sampling program	1,500,000
Land Management	Consultants. Assessment Filing, Claim maintenance	750,000
Community Relations	Community Tours, Outreach	75,000
Information Technology	Remote site communications and IT	35,000
Safety	Equipment, Training and Supplies	75,000
Expediting	Expediting	150,000
Camp Costs	Equipment, Maintenance, Food, Supplies	250,000
Freight and Transportation	Freight, Travel, Helicopter	450,000
Fuel		1,200,000
General and Administration		100,000
Sub-total		12,335,000
Contingency (10%)		1,233,500
Total		13,568,500

Phase 2
Type	Details	Cost Estimate (C$)
Labour	Staff Wages, Technical and Support Contractors	2,250,000
Drilling	Diamond Drilling (40,000 - 50,000m)	7,875,000
Assaying	Sampling and Analytical	1,000,000
Community Relations	Community Tours, Outreach	100,000
Information Technology	Remote site communications and IT	100,000
Safety	Equipment, Training and Supplies	125,000
Expediting	Expediting	250,000
Camp Costs	Equipment, Maintenance, Food, Supplies	750,000
Freight and Transportation	Fright, Travel, Helicopter	1,950,000
Fuel		3,000,000
General and Administration		500,000
Sub-total		17,900,000
Contingency (10%)		1,790,000
Total		19,690,000

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

2 Introduction and Terms of Reference

This Technical Summary Report on the Eau Claire Project (the Project), located in the Eeyou Istchee James Bay Territory of Northern Quebec, Canada is authored by David Frappier-Rivard, Exploration Manager at Fury. The purpose of this report is to document the current Mineral Resource estimate of the Eau Claire deposit and to outline the work completed by Fury on the Project. Fury is a Vancouver-based exploration company formed in June 2008 which is engaged in acquiring, exploring, and evaluating natural resource properties in Canada.  It is a reporting issuer in British Columbia whose common shares trade on the Toronto Stock Exchange (TSX: FURY) and the NYSE-American (NYSE: FURY).

On October 9, 2020, the Company acquired all the issued and outstanding shares of Eastmain Resources Inc. ("Eastmain") in accordance with the terms and conditions of the arrangement agreement dated August 10, 2020 (the "Arrangement Agreement"). In accordance with the terms of the Arrangement Agreement, the Company changed its name to "Fury Gold Mines Limited" pursuant to a certificate of change of name dated October 8, 2020.

The Project represents a strategic land position covering prospective lithologies and structures for gold deposits.  The Project hosts the Eau Claire deposit, which is at the resource definition stage, as well as a large land position which merits additional exploration.

2.1 Sources of Information

The Eau Claire Project has been the subject of several prior NI43-101 Technical Reports. The most recent prepared by David Frappier-Rivard of Fury and Maxime Dupéré, Geologist with SGS Geological Services entitled "Technical Report on the Eau Claire Project, Quebec, Canada" dated August 30th, 2023.

The documentation reviewed by the Authors, and other sources of information, are listed in Section 24 of this report.

2.2 Personal Inspection

Mr. Frappier-Rivard has been involved in all exploration programs on the Project since 2020 and was last on site from May to August 2023.

3 Property Description

3.1 Location

The Project is located in the Eeyou Istchee James Bay Territory of Northern Quebec, approximately 320 km northwest of the town of Chibougamau and 800 km north of Montreal. The property is accessible, year-round, by the Route du Nord and is located 100 km north of Nemaska, serviced by commercial flights twice per week.

The approximate centre of the Project is located at Universal Transverse Mercator (UTM) co-ordinates 5,786,800m N and 453,000m E (NAD 83, Zone 18N).  The approximate UTM co-ordinates for the centre of the currently defined Eau Claire deposit are 5,785,100m N and 444,600m E. The Project is located within National Topographic System (NTS) 1:50,000 scale map-areas; 33B04 and 33B05.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

3.2 Project Ownership

The Project consists of 446 map designated claims covering 23,284.5 ha, (Figure 1, Appendix 1) 100% owned by Eastmain Resources Inc., a wholly owned subsidiary of Fury. Appendix 1 lists all the claims along with the relevant tenure information including their designation number, registration and expiry dates, area, assessment work credits and work requirements for renewal. The boundaries of the claims have not been legally surveyed. The mineral rights exclude surface rights, which belong to the Quebec government.

3.3 Mineral Tenure

Under the Quebec Mining Act, claims or cells are map staked. The map-designated coordinates of the cells are the legal limits of said claims, the physical limits can be verified by consulting the Government of Quebec's Ministère de Ressources Naturelles et des Forets (MERN) GESTIM website.

In Quebec, available mining lands are defined as geo-referenced polygons which can be applied for by holders of Quebec prospecting licenses through an online portal. The person identifies the claim ('clicking') and pays the required fee online. In the case of mining claims that are expiring or to be cancelled, these lands are made available for acquisition at a designated future date and time, allowing for all interested parties to become aware when these lands are available. In the case of open lands or re-opened lands, the first person to complete the transaction receives the mineral tenure. Funds to for transactions with MERN such as claim acquisition and renewal may be deposited in advance in a dedicated account with the Ministry.

Under the current Quebec Mining Act claims are required to be renewed every two years for a fee of $170. Work requirements are based on the number of hectares in each claim and increase each 2-year term to a maximum reached at the 7th term (14th year). Work requirements also vary on whether the claim is located north or south of the 52nd parallel. The Eau Claire Project claims require expenditures equivalent to $978,765.00 every two years to remain in good standing, currently there is over $70 million in excess expenditures registered on the Property (Appendix 1).

3.4 Royalties and Encumbrances

There are no Royalties applicable to the Eau Claire Project claims.

3.5 Permitting

A forest intervention permit is required for any logging activity, Including clearing for roads, camps, and drill pads. Documentation for such a permit must be submitted by a forest engineer to the Chibougamau or Amos forest management unit, part of the MERN. In accordance with the Paix des Braves protocols, a representative from the MERN will contact the Cree Tallyman who owns the trap line where logging is needed; the Tallyman then has 45 days to provide his approval. A small logging royalty, stumpage fee, is deemed payable to the Ministry.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

A "special intervention permit" is required to conduct drilling. This permit is very similar to and replaces the forest intervention permit. Road construction necessitating any earthmoving requires authorization from the MERN. This request is made concomitantly with the forest intervention permit request and may take a few months to be approved.

Installation of a temporary or permanent camp requires a permit to be issued by the Municipalité de la Baie-James, from Matagami. Installation must comply with municipal regulations as well as the Ministry of the Environment and the Fight against Climate Change (Ministère de l'Environnement et Lutte contre les changements climatiques - MELCC), especially concerning wastewater management.

No specific permit is required to conduct geophysics, line cutting, or other activities not requiring significant logging.

Based on personal visits and given that the Project is exploration stage, Mr. Frappier-Rivard is of the view that other than camp site rehabilitation there are no material environmental liabilities associated with the Project.  Fury has all required permits to conduct the proposed work on the Project.  Mr. Frappier-Rivard is not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform the proposed work program on the Project.

3.6 First Nations Rights

The Project is located north of the 52nd parallel (52ºN) and as such is subject to the provisions of the James Bay and Northern Quebec Agreement (1975), and the Paix des Braves Agreement (2002). The Project falls within the Eeyou Istchee Territory of the Eastmain Cree First Nation, including trap lines held by Dr. Ted Moses (tallyman).

The Eau Claire project is located on Category III lands, as established under the James Bay and Northern Quebec Agreement. Category III lands are administered by the province of Quebec and they do not have any substantial restrictions on mineral exploration. A notice of work must be forwarded to the Eastmain Community and the tallyman prior to initiating exploration activities. The Project is located within the traditional territories of the Cree Nation of Eastmain. The entire Project lies on trapline VC-37, currently assigned to Dr. Ted Moses.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

Figure 1: Property Location and Claims

N
Eau Claire
Property
Legend
Eau Claire Property boundary
Mining claims
Lake
Figure1: Property Location and Claims
Projection : NAD 1983 UTM zone 18N
1:30,000
Date: 8/1/2023
Auteurs : David Frappier-Rivard, PGeo.0754
FURY
GOLD MINES

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

4 Accessibility, Climate, Local Resources, Infrastructure and Physiography

4.1 Accessibility

The Project is located 350 kilometres north of the town of Chibougamau and borders the northern shore of the EM-1 Hydro Quebec reservoir in the James Bay region (NTS Map sheet 33B04 and 33B05). The exploration camp is located 2.5 kilometres east of the Eau Claire deposit at 52.22 degrees north and 75.79 degrees west.

The property is accessible, year-round, by the Route du Nord and is located 100 km north of Nemaska, serviced by commercial flights twice per week. The Route du Nord from the town of Chibougamau is a 350- kilometre long all-season gravel road extending from the town of Chibougamau to the Cree village of Nemaska (and onto Hydro Québec's installation at EM-1). Beyond EM-1, road access to the project involves crossing the Eastmain Reservoir and the EM-1 spillway via an all-season road installed by Hydro Québec.

4.2 Climate

The climate is typical of northern Quebec and is characterized by temperate to subarctic conditions. The average summer temperatures vary from 10 to 25 degrees Celsius during the day and 5 to 15 degrees Celsius at night (June to September). Winter temperatures range from -35 to -10 degrees Celsius. Winter season can start in late October and can continue until May. Precipitation varies during the year reaching an average of 2 metres annually and is characterized by snow cover in the winter months and moderate rainfall in the summer months. Exploration activities can be carried out year-round.

4.3 Local resources & Infrastructure

Fury, through its Eastmain subsidiary, maintains forty-person camp to support exploration activities at the Eau Claire project. The closest infrastructures to the Eau Claire deposit include a number of hydroelectric complexes and associated infrastructure, including the EM-1 hydroelectric complex. The EM-1 complex is located within 15 kilometres of the Eau Claire gold deposit. Hydro Québec has established a 600-person camp at EM-1 that includes fuel and medical services. More major necessities such as skilled labour and specialized equipment are sourced from Val-d'Or or Chibougamau. Many services are now available through numerous Cree owned businesses and partnerships in Mistissini, Eastmain and Nemaska.

4.4 Physiography

The property is located within the Canadian Shield and is characterized by many lakes, swamps, rivers, and low-lying terrain. The project is located in the boreal forest where forest fires are common. Vegetation is typical of taiga, including areas dominated by sparse black spruce, birch, and poplar forests, in addition to large areas of peat bog devoid of trees.

Overburden is typically 3 to 4 metres thick, with the exception of isolated areas where overburden thickness can reach 20 m. Numerous glacial eskers often reaching tens of kilometres in length can be seen of satellite images.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

Rock outcrops are sparse due to the abundance of quaternary deposits and swamps. The topography of the area is subdued and characterized dominantly by lowlands, with few hills that attain elevations up to 330 metres above sea level. The area is drained by the Eastmain River, which now drains the Eastmain Reservoir located near the southern margin of the property.

4.5 Conclusions

The Eau Claire Project is a remote greenfields site with limited existing roads, no power or water.  Development of the project will require:

  Upgrading of the current road access to allow for drive in / drive out operations on a scale suitable to development.
  Connecting to the nearby Hydro Quebec renewables grid.
  Upgrading of the current camp
  Development of local water resources for potable and non-potable water consumption.

In the opinion Mr. Frappier-Rivard, the Eau Claire Project site offers, subject to customary environmental and other regulatory compliance, adequate surface rights and land suitable for the construction of a processing plant, tailings facility, waste rock dumps, and mining camp.  The project site has several suitable sources of water pending the necessary approvals.

5 History

The following is taken from Armitage and Hafez (2017) and describes work completed in the general vicinity of the Project prior to 2017. Work completed after 2017 is summarized from previously submitted assessment reports.

5.1 Pre 2002 Exploration

Exploration on the Project dates back to the early 1970s when SEREM Quebec Inc. (SEREM) and Société de Développement de la Baie-James (SDBJ) completed airborne electromagnetic surveys and limited core drilling in search for volcanogenic massive base metal sulphide deposits (SRK, 2015).

In 1984, Westmin and Eastmain initiated a comprehensive gold and base metal exploration program that covered the former Eastmain Greenstone Belt. From 1984 through 1989, Westmin and Eastmain completed a multi-staged exploration program which included airborne geophysical surveys, line cutting, geochemical rock and soil surveys, ground geophysical surveys, prospecting, geological mapping, and core drilling.

A property-wide airborne electromagnetic and magnetic survey contracted by Westmin formed the basis of a comprehensive exploration program that led to the discovery of the Eau Claire gold deposit in 1987. The joint venture conducted a systematic soil sampling program over all known electromagnetic anomalies on the property. Flagged and cut grids were completed on isolated electromagnetic anomalies along with prospecting, geological mapping, and rock sampling. A large gold-in-soil geochemical anomaly was detected in the south-western portion of the property proximal to the outcropping gold-bearing quartz- tourmaline vein, currently identified as the B Vein in the 450 West zone.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

Sampling and mapping were conducted on local area cut grids focussing on short strike-length airborne geophysical conductors. Westmin collected 1,036 rock samples that were assayed for gold only. The rock sample data ranges from less than 5 parts per billion to 22.2 g/t Au.

Soil surveys were completed over small, localized grids using a grub hoe to sample the soil's B-horizon. Samples were assayed for gold only.

Westmin completed a total of 54 core boreholes (5,922 metres) from 1987 to 1989, which resulted in the discovery of several gold-bearing quartz-tourmaline veins. The presence of these veins (including veins currently known as VEIN B, C, D, F and G) demonstrated continuity in three dimensions within the upper portion of the Eau Claire gold deposit.

The property was dormant from 1990 to 1995.

From 1996 through 2001, SOQUEM managed the exploration activities on the Clearwater property, which included ground geophysical surveys, line cutting, prospecting, geological mapping, trenching and core drilling. A comprehensive soil sampling program covered the entire property on a 100 by 500 metre grid. In 1996, SOQUEM commissioned Sigma Geophysics Inc. (Sigma) to complete ground magnetic and induced polarization (IP) surveys over four grid areas. The surveys were completed over the Rosemary, Eau Claire, Aupapiskach, and Natel areas. In total, Sigma completed 168.5 line kilometres of ground magnetic survey and 130.9 line kilometres of IP surveys. The magnetic data were collected on 100 metre line and 12.5 metre station spacing using an EDA Omniplus instrument.

Magnetic, resistivity, and chargeability data were presented on 1:5,000 scale map sheets for each grid area. The Eau Claire Deposit was not detected from the geophysical surveys.

Between 1996 and 2001, SOQUEM collected 556 rock samples for analysis. The principal area of interest defined by the SOQUEM rock sampling was the surface expression of the 450 West Zone. SOQUEM also found gold-bearing quartz-tourmaline veins 2 kilometres east of Eau Claire at the Snake Lake prospect.

In 1999, a backhoe was brought to the property to expedite surface trenching. Extensive surface trenching in 1999 exposed multiple high-grade, quartz-tourmaline veins (currently known as VEIN P, JQ, R, and S) at the 450 West zone. Surface stripping demonstrated lateral continuity of these veins for up to 200 metres and variable thicknesses, from less than 0.5 metres to 3.2 metres. Systematic channel sampling across these veins at 5- to 10-metre intervals yielded gold intercepts ranging from less than 1.0 to 406.5 g/t Au. SOQUEM completed 95 core boreholes (19,639 metres) on the property between 1996 and 2001.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

5.2 2002 - 2019 Eastmain Resources Exploration

Eastmain completed campaign style ground exploration programs from 2002 through to 2013. Little ground work aside from drilling was completed post 2013. The ground work completed by Eastmain included outcrop and trench mapping, soil sampling, ground and airborne geophysical surveying and trenching.

Soil sampling across the Project identified a number of anomalous targets. Several of these targets; Rosemary, Spider, Boomerang, Snake Lake and Clovis are located along the Cannard Deformation Zone within the Eau Claire deposit trend. On the eastern side of the property the Natel, Knight and Serendipity prospects were identified early on. The Percival prospect was not identified until 2018 through prospecting. Percival does not have a gold in soil anomaly associated with the near surface gold mineralization from the historical Eastmain work.

Airborne geophysical surveys were completed in 2005 (VTEM and magnetics with 100m line spacing), 2012 (Magnetics with 25 - 50m line spacing) across the entire property. A VTEM and magnetics grid targeting the Knight - Serendipity trend which includes Percival was completed in 2019. The airborne geophysical data was utilised to refine the structural and geologic models for the entire property.

In 2012 an airborne light detection and ranging (LiDAR) and aerial photography survey was flown over the entire Project. Digital elevation models and high resolution orthophoto imagery was provided. The LiDAR survey identified several new structural and stratigraphic features while also providing confirmation of the structural interpretations based off of the airborne geophysical data.

The combined LiDAR and magnetics interpretation showed the main stratigraphic units within the Project area are controlled by east-west oriented D2 structures.

5.3 Previous Resource Estimates

In 2002, SOQUEM reported an Indicated mineral resource of 258,678 ounces of gold contained within 972,900 tonnes grading 8.27 g/t Au (9.62 g/t Au uncut), and an Inferred resource of 60,233 ounces of gold contained within 508,665 tonnes grading 3.68 g/t Au (3.79 g/t Au uncut).

In 2015 SRK completed a Mineral Resource Estimate reporting a combined open pit and underground resource of 0.97 Mt grading 7.29 g/t Au for 227koz Au in the Measured Category, 6.26Mt grading 3.60 g/t Au for 724koz Au in the Indicated category and 5.07Mt grading 3.88 g/t Au for 633koz Au in the inferred category. Open pit mineral resources were reported at a  cut-off grade of 0.5 g/t gold and underground mineral resources were reported at a cut-off grade of 2.5 g/t gold. The cut-off grades consider a gold price of US$1,300 per ounce of gold and a gold recovery of 95%.

In 2018 an Updated Mineral Resource Estimate and Preliminary Economic Assessment on the Eau Claire Gold Deposit, Clearwater Property, Quebec, Canada" dated July 3rd, 2018, and with an effective date of February 4th, 2018, was prepared by Eugene Puritch, P.Eng., FEC, CET, Antoine Yassa, P.Geo., Andrew Bradfield, P.Eng. of P&E Mining Consultants Inc. and Allan Armitage, Ph.D., P. Geo of SGS Canada Inc. The mineral resources in that report are the same as the 2023 Mineral Resource Estimate herein

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

5.3.1 Discussion on Previous Resource Estimates

The historical Mineral Resource Estimates summarized above are superseded by the 2023 Mineral Resources Estimate. Additional drilling, interpretation and modeling has been completed subsequent to the historical resource estimates. The historical resource estimates summarized above show a linear progression through time as more data and information was added at the Eau Claire Deposit and in the opinion of Mr. Frappier-Rivard were reasonable with the information available at the time the resource estimates were completed. The only current mineral resource estimate for the Eau Claire Project is Mr Frappier-Rivards's 2023 Mineral Resource Estimate discussed in Section 11 of this report.

5.4 Historical Drilling

Drilling completed prior to 2020 supports the 2023 Mineral Resource Estimate and is described in Section 7 of this report. Drilling since 2020 was conducted outside the resource area and does not impact the estimate.

5.5 Past Production

There has been no previous production from the Project.

6 Geological Setting and Mineralization

6.1 Geology

The Eau Claire project is contained within the La Grande volcano-plutonic Subprovince (2,752 to 2,696 Ma) of the Superior Province approximately 30 kilometres south of the contact with the metasedimentary Opinaca Subprovince (2700 to 2648 Ma). Portions of the La Grande Subprovince were formerly referred to as the Eastmain Greenstone Belt. Depending on the literature, the Eastmain Greenstone Belt has retained its title as a distinct greenstone belt lying within the La Grande Subprovince.

The La Grande Subprovince consists of four volcanic cycles erupted between 2,752 and 2,705 Ma (Kauputauch, Natel, Anatacau-Pivert, and Komo-Kasak formations). The supracrustal rocks of the region are intruded by syn-volcanic (2747 to 2710 Ma) and post- or late-tectonic (2,697 to 2,618 Ma) tonalite- trondhjemite-granodiorite (TTG) suites.

The Eastmain Greenstone Belt consists of a 5- to 10-kilometre wide by 150-kilometre long succession of Archean bimodal volcanic rocks (Figures 2 and 3). The volcanic sequence includes lowermost mafic volcanic rocks overlain by felsic pyroclastic to volcaniclastic rocks, intercalated facies of iron formation, shaly and graphitic sedimentary units.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

Figure 2: Eau Claire Deposit Stratigraphy

Metamorphic grade varies on a regional scale within the La Grande Subprovince from greenschist to amphibolite facies.

Geological studies completed throughout the region show evidence of multiple deformation events, including:

  A D1 event characterized by a penetrative foliation axial-planar to east-northeast- to northwest- trending F1 folds
  A D2 event characterized by an east-trending crenulation cleavage axial-planar to moderately- plunging F2 folds
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Technical Report Summary on the Eau Claire Project, Quebec, Canada

Eau Claire is underlain by a bimodal volcanic sequence of mafic volcanic flows, felsic volcaniclastic rocks, sulphide iron formation, and graphitic metasedimentary rocks, intruded by a variety of felsic sub-volcanic plutons and dikes. The volcano-sedimentary sequence has been folded into an east-west-trending, west-plunging anticline, located at the western end of the Clearwater property.

The Eau Claire deposit straddles the contact on the south limb of an anticline between lowermost felsic volcaniclastic rocks overlain by mafic volcanic flows. Gold-bearing quartz-tourmaline veins from the Eau Claire deposit crosscut the volcanic/sedimentary rock contact and in turn are crosscut by late northeast- trending mafic dikes. The contact between volcanic and sedimentary rocks is a marker horizon that forms a broad open fold along the north limb and a tight fold closure immediately west of the deposit, as well as an east-west trending south limb that has been traced for several kilometres. Iron formation occurs along the southern limb of the antiform east of Eau Claire and is locally isoclinally folded.

The Eau Claire deposit is principally contained within a thick sequence of massive and pillowed mafic volcanic flows and felsic volcaniclastic rocks intruded by multiple phases of tonalite and felsic (quartz- feldspar) porphyry stocks, sills, and dikes (Figure 2).

A crescent-shape felsic porphyry dike swarm referred to as the Campbell Porphyry bounds the hanging wall (south) contact of the Eau Claire gold deposit. The overall shape of the Eau Claire gold deposit follows the contour of the felsic porphyry dike swarm. A second felsic porphyry dike swarm intruded the western end of the Eau Claire deposit coincident with the F2 fold nose.

The footwall rocks at the deposit consist of a thick sequence of east-west-trending, south-dipping volcaniclastic, ash to lapilli tuff and sedimentary rocks including greywacke, siltstone, mudstone, and conglomerate and felsic quartz-feldspar porphyry dykes. These rocks predominate throughout the central portion of the property and are locally intercalated with mini-cycles of mafic volcanic rock and amphibolite (mafic metavolcanic) alternating with felsic volcaniclastic rocks.

Gold mineralization at the Eau Claire gold deposit is generally located within approximately EW trending structurally-controlled, high-grade en-echelon quartz-tourmaline veins and adjacent altered wall rocks, as well as variable width ESE trending sheared and foliated alteration zones. The alteration zones are parallel to the overall foliation and are thus believed to represent an altered stratigraphic unit. The vein systems are predominantly hosted within a thick sequence of massive and locally pillowed mafic volcanic flows, interbedded with narrow intervals of volcaniclastic meta-sedimentary rocks. Both gold bearing vein sets may occur with as narrow intervals with tourmaline and develop into thick quartz-tourmaline veins with zoned tourmaline+/-actinolite+/-biotite+/-carbonate alteration halos which can measure up to several metres in thickness.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

6.1 Structure

Due to the complex structural geology of the Eau Claire project complete property and deposit-scale structural studies were completed by SRK in 2012 and 2014. Field-based studies reported evidence of four deformation episodes at the Clearwater property:

  D1 deformation characterized by S1 penetrative foliation, high strain zones, and isoclinal F1 folds
  D2 deformation characterized by S2 crenulation cleavage, southwest-plunging F2 folds, east- trending and northeast-trending shear zones
  D3 deformation characterized by northwest-trending crenulation cleavage, east-northeast-plunging F3 folds (only documented in the eastern part of the property), and northwest-trending shear zones
  D4 deformation characterized by two sets of brittle faults including northeast-trending sinistral and northwest-trending dextral strike-slip faults

A geological interpretation of aeromagnetic data over the Project revealed the following additional structural information:

Kilometre-scale fold interference patterns occur on the Project

  D1, D2, and D3 shear zones occur, and are preferentially developed, in mixed volcaniclastic and mafic volcanic rock sequences
  A major D2 east-west-trending structure, known as the Cannard Deformation Zone, occurs approximately 1 kilometre south of the Eau Claire gold deposit and can be traced laterally for more than 100 kilometres based on regional airborne magnetic survey data
  Several gold occurrences including the Eau Claire deposit and the Spider, Snake Lake, and Percival showings are distributed within or immediately adjacent to the Cannard Deformation Zone
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Technical Report Summary on the Eau Claire Project, Quebec, Canada

Figure 3. Regional Geology

410000
440000
470000
5800000
5770000
N
Opinaca sub-province
La Grande sub-province
Eastmain geological domain
Légende
Mafic volcanics
Intermediate intrusive
Felsic volcanics
Felsic intrusive
Clastic sediments
Volcano-sedimentary rocks
Iron Formations
Diabase
Paragneiss
Eau Claire property boundary
Limits of the Eastmain domain
0
5
10
20
Km
Regional geology
Projection : NAD 1983 UTM zone 18N
Date: 7/31/2023
Auteurs : David Frappier-Rivard, P.Geo. 0754
FURY
GOLD MINES

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

6.2 Mineralization

The Eau Claire deposit is a structurally-controlled gold deposit. Mineralization occurs primarily in a series of sheeted en-echelon quartz-tourmaline veins and associated metre scale alteration zones. Carbonate within the veins is associated with gold mineralization. The overall trend of the mineralized veins is controlled by a structural corridor sub-parallel to the D2 Cannard Deformation Zone. Individual veins are up to 1 metre thick and extent for at least 100 metres along strike.

Veins are composed of quartz and tourmaline; the ratio between quartz with accessory calcite to tourmaline can vary from 100 percent quartz to 100 percent tourmaline. The quartz-tourmaline veins are massive, banded and/or brecciated. Pyrite, pyrrhotite, chalcopyrite and rare molybdenite generally constitute less than 1.5 percent of the composition of these veins but can be upwards of 20% locally. Commonly, brecciated veins contain angular blocks of tourmaline, ranging in size from less than one to more than 25 centimetres in size. Fragments are cemented by a quartz-carbonate matrix. Breccia textures locally form a "piano key" pattern with angular tourmaline blocks aligned perpendicular to the vein walls. This texture is due to protracted deformation that affected already formed veins and generated new veins (tension gash veins developed on pre-existing laminated veins). The piano-key breccia has been observed throughout the deposit at all scales in tourmaline veins of less than 1 centimetre to more than 1 metre thick. A "ladder vein" texture has also been observed in outcrop at the 450 West Zone consisting of massive tourmaline layers with quartz-carbonate "ladders" aligned perpendicular to the vein walls.

Gold occurs as isolated grains or as clusters of fine-grained particles. Irregular to sub-angular shaped gold grains range in size from less than 10 micrometres to 1 millimetre. In rare instances, grains up to 1 centimetre in size have been observed. Locally, veins contain micrometre-size clusters of visible gold particles. Tellurobismuthite (Bi2Te3) occurs throughout the deposit. Gold and tellurides occur within micro fractures in quartz, interstitial to granular tourmaline grains, at the contact between massive aphanitic tourmaline and quartz bands, and along tourmaline laminations.

Gold mineralization also occurs within altered host rock without veining occurring as centimetre to several metre wide tourmaline-actinolite ± biotite ± calcite replacement zones around vein selvages.

The two major vein areas discovered to date in the resource area (the 450 West and 850 West zones) form a crescent-shaped mineralized, surface projected footprint 1.8 kilometres long by more than 100 metres wide, which has been traced to date to a vertical depth of 900 metres. Veins within the 450 West zone typically strike 85 degrees and dip 50 to 65 degrees to the south. Veins within the 850 West zone typically strike 60 degrees and dip subvertically.

6.3 Alteration

Alteration zones associated with gold mineralization are often wider and volumetrically more extensive than the veins (SRK, 2015). The alteration halo ranges from 1 centimetre to several metres wide. Composition and mineralogy of the alteration zones bordering the veins varies according to the bulk composition of the host lithology. Where the veins are hosted by felsic to intermediate volcanic rocks or felsic porphyry, the alteration occurs as silicified and tourmaline-rich replacement zones, and as massive bands along the foliation. Veins hosted within the mafic volcanic rocks are characterized by a symmetrically zoned alteration pattern with an internal actinolite-tourmaline dominant mineral assemblage, and an external biotite- carbonate dominant assemblage. These alteration zones range from centimetre to several metres in thickness.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

Both actinolite and tourmaline occur as non-foliated radiating prismatic and or fibrous aggregates and/or bands of acicular euhedral crystals. Biotite-carbonate assemblages occur more often as foliated, fine-grained aggregates. Actinolite-tourmaline alteration enveloping veins may be gradational with the quartz- tourmaline veins and contain gold. It is common to observe significant amounts of gold within tourmaline and/or actinolite and/or biotite altered rock with little or no visible vein material. Wide intervals of biotite-carbonate rock often form an external alteration zone to the sheeted quartz-tourmaline veins within mafic volcanic host lithologies. Both actinolite-tourmaline and biotite-carbonate alteration assemblages represent the strike and dip continuation of the quartz-tourmaline vein system where structural attenuation may have boudinaged the veins.

6.4 Deposit Types

Gold mineralization at Eau Claire is structurally controlled and exhibits similar geological, structural and metallogenic characteristics to Archean Greenstone-hosted quartz-carbonate vein (lode) deposits. These deposits are also known as mesothermal, orogenic, lode gold, shear-zone-related quartz- carbonate or gold-only deposits (Dubé and Gosselin, 2007).

The following description of Greenstone-hosted quartz-carbonate vein deposits is extracted from Dubé and Gosselin (2007).

Greenstone-hosted quartz-carbonate vein deposits are structurally controlled, complex epigenetic deposits that are hosted in deformed and metamorphosed terranes. They consist of simple to complex networks of gold-bearing, laminated quartz-carbonate fault-fill veins in moderately to steeply dipping, compressional brittle-ductile shear zones and faults, with locally associated extensional veins and hydrothermal breccias. They are dominantly hosted by mafic metamorphic rocks of greenschist to locally lower amphibolite facies and formed at intermediate depths (5-10 km). Greenstone-hosted quartz-carbonate vein deposits are typically associated with iron-carbonate alteration. The relative timing of mineralization is syn- to late- deformation and typically post-peak greenschist-facies or syn-peak amphibolite facies metamorphism.

Gold is mainly confined to the quartz-carbonate vein networks but may also be present in significant amounts within iron-rich sulphidized wall rock. Greenstone-hosted quartz-carbonate vein deposits are distributed along major compressional to transpressional crustal-scale fault zones in deformed greenstone terranes of all ages, but are more abundant and significant, in terms of total gold content, in Archean terranes. However, a significant number of world-class deposits (>100 t Au) are also found in Proterozoic and Paleozoic terranes.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

The main gangue minerals in greenstone-hosted quartz-carbonate vein deposits are quartz and carbonate (calcite, dolomite, ankerite, and siderite), with variable amounts of white micas, chlorite, tourmaline, and sometimes scheelite. The sulphide minerals typically constitute less than 5 to 10% of the volume of the orebodies. The main ore minerals are native gold with, in decreasing amounts, pyrite, pyrrhotite, and chalcopyrite and occur without any significant vertical mineral zoning. Arsenopyrite commonly represents the main sulphide in amphibolite-facies rocks and in deposits hosted by clastic sediments. Trace amounts of molybdenite and tellurides are also present in some deposits.

This type of gold deposit is characterized by moderately to steeply dipping, laminated fault-fill quartz- carbonate veins in brittle-ductile shear zones and faults, with or without fringing shallow-dipping extensional veins and breccias. Quartz vein textures vary according to the nature of the host structure (extensional vs. compressional). Extensional veins typically display quartz and carbonate fibres at a high angle to the vein walls and with multiple stages of mineral growth, whereas the laminated veins are composed of massive, fine-grained quartz. When present in laminated veins, fibres are subparallel to the vein walls.

Individual vein thickness varies from a few centimetres up to 5 metres, and their length varies from 10 up to 1000 m. The vertical extent of the orebodies is commonly greater than 1 km and reaches 2.5 km in a few cases.

The gold-bearing shear zones and faults associated with this deposit type are mainly compressional and they commonly display a complex geometry with anastomosing and/or conjugate arrays. The laminated quartz-carbonate veins typically infill the central part of, and are subparallel to slightly oblique to, the host structures. The shallow-dipping extensional veins are either confined within shear zones, in which case they are relatively small and sigmoidal in shape, or they extend outside the shear zone and are planar and laterally much more extensive.

Stockworks and hydrothermal breccias may represent the main mineralization styles when developed in competent units such as the granophyric facies of differentiated gabbroic sills, especially when developed at shallower crustal levels. Ore-grade mineralization also occurs as disseminated sulphides in altered (carbonatized) rocks along vein selvages. Due to the complexity of the geological and structural setting and the influence of strength anisotropy and competency contrasts, the geometry of vein networks varies from simple (e.g. Silidor deposit), to fairly complex with multiple orientations of anastomosing and/or conjugate sets of veins, breccias, stockworks, and associated structures. Layer anisotropy induced by stiff differentiated gabbroic sills within a matrix of softer rocks, or, alternatively, by the presence of soft mafic dykes within a highly competent felsic intrusive host, could control the orientation and slip directions in shear zones developed within the sills; consequently, it may have a major impact on the distribution and geometry of the associated quartz-carbonate vein network. As a consequence, the geometry of the veins in settings with large competence contrasts will be strongly controlled by the orientation of the hosting bodies and less by external stress. The anisotropy of the stiff layer and its orientation may induce an internal strain different from the regional one and may strongly influence the success of predicting the geometry of the gold-bearing vein network being targeted in an exploration program.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

The veins in greenstone-hosted quartz-carbonate vein deposits are hosted by a wide variety of host rock types; mafic and ultramafic volcanic rocks and competent iron-rich differentiated tholeiitic gabbroic sills and granitoid intrusions are common hosts. However, there are commonly district-specific lithological associations acting as chemical and/or structural traps for the mineralizing fluids as illustrated by tholeiitic basalts and flow contacts within the Tisdale Assemblage in Timmins. A large number of deposits in the Archean Yilgarn craton are hosted by gabbroic ("dolerite") sills and dykes as illustrated by the Golden Mile dolerite sill in Kalgoorlie, whereas in the Superior Province, many deposits are associated with porphyry stocks and dykes. Some deposits are also hosted by and/or along the margins of intrusive complexes (e.g. Perron-Beaufort/North Pascalis deposit hosted by the Bourlamaque batholith in Val d'Or. Other deposits are hosted by clastic sedimentary rocks (e.g. Pamour, Timmins).

The metallic geochemical signature of greenstone-hosted quartz-carbonate vein orebodies is Au, Ag, As, W, B, Sb, Te, and Mo, typically with background or only slightly anomalous concentrations of base metals (Cu, Pb, and Zn). The Au/Ag ratio typically varies from 5 to 10. Contrary to epithermal deposits, there is no vertical metal zoning. Palladium may be locally present.

At a district scale, greenstone-hosted quartz-carbonate vein deposits are associated with large-scale carbonate alteration commonly distributed along major fault zones and associated subsidiary structures. At a deposit scale, the nature, distribution, and intensity of the wall-rock alteration is controlled mainly by the composition and competence of the host rocks and their metamorphic grade.

Typically, the proximal alteration haloes are zoned and characterized - in rocks at greenschist facies - by iron-carbonatization and sericitization, with sulphidation of the immediate vein selvages (mainly pyrite, less commonly arsenopyrite).

Altered rocks show enrichments in CO2, K2O, and S, and leaching of Na2O. Further away from the vein, the alteration is characterized by various amounts of chlorite and calcite, and locally magnetite. The dimensions of the alteration haloes vary with the composition of the host rocks and may envelope entire deposits hosted by mafic and ultramafic rocks. Pervasive chromium- or vanadium-rich green micas (fuchsite and roscoelite) and ankerite with zones of quartzcarbonate stockworks are common in sheared ultramafic rocks. Common hydrothermal alteration assemblages that are associated with gold mineralization in amphibolite-facies rocks include biotite, amphibole, pyrite, pyrrhotite, and arsenopyrite, and, at higher grades, biotite/phlogopite, diopside, garnet, pyrrhotite and/or arsenopyrite, with variable proportions of feldspar, calcite, and clinozoisite. The variations in alteration styles have been interpreted as a direct reflection of the depth of formation of the deposits.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

The alteration mineralogy of the deposits hosted by amphibolite-facies rocks, in particular the presence of diopside, biotite, K-feldspar, garnet, staurolite, andalusite, and actinolite, suggests that they share analogies with gold skarns, especially when they (1) are hosted by sedimentary or mafic volcanic rocks, (2) contain a calc-silicate alteration assemblage related to gold mineralization with an Au-As-Bi-Te metallic signature, and (3) are associated with granodiorite-diorite intrusions.

Canadian examples of deposits hosted in amphibolite-facies rocks include the replacement-style Madsen deposit in Red Lake and the quartz-tourmaline vein and replacement-style Eau Claire deposit in the James Bay area.

7 Exploration

From 2020 to 2023, Fury Gold has completed systematic disciplined exploration programs with the goals of advancing known prospects through to the drill stage and identifying new prospects. The Company deployed biogeochemical sampling techniques to image the Percival mineralization, completed ground geophysical surveys at the Eau Claire Deposit Trend and along the Percival trend. Additionally, Fury compiled all historic exploration data into a single accessible database, reprocessed and reinterpreted the historical property scale geophysics data. The work completed by Fury to date has resulted in a refined targeting process and identification of areas and targets overlooked by previous explorers. The Company to continue its exploration with the testing of regional targets like Percival, Serendipity and Agua Clara and with a view to seeking to expand the Eau Claire deposit area with the current 2020-2023 drilling at the Hinge.

7.1 Percival Biogeochemical Sampling

The Percival prospect did not provide a gold response from the historical soil sampling data that covered the mineralization, leading the Company to conduct various orientation geochemical surveys over the zone in an attempt to obtain a direct high contrast gold response from the mineralized bedrock overlain by shallow tills. The 2020 orientation survey was able to successfully detect the gold mineralization at Percival through biogeochemistry sampling.

Subsequent to the results of the orientation study at Percival the Company completed a biogeochemical survey covering 6.5km of prospective stratigraphy along the Percival trend. The survey identified 15 discrete gold anomalies with associated pathfinder elements (+/- As, Pb, Zn) (Figure 4).  Two of these anomalies were previously known prospects, Percival and Carodoc, the remaining 13 anomalies are new occurrences of gold and associated pathfinder mineralization.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

Through the combined interpretation of the magnetics data and results from the biogeochemical survey a NNW trending structural corridor was recognized. This structural trend is parallel to the regional fold hinge axis that links the Percival and Serendipity prospects. Gold mineralization appears to be concentrated along these newly identified structures where they intersect folded mafic volcanic stratigraphy along the east west limb of the regional fold proximal to the Cannard deformation zone.

Percival Prospect Targeting

15 Targets Identified Along Newly Identified Structural Trend

Plan View
Hole ended in 12 m of sulphized and silicified breccia
ER18-823[1]
2.22 g/t Au over 93.1m
incl. 6.26 g/t Au over 9.0m
ER18-822[1]
1.46 g/t Au over 78.5m
Secondary Fold Axis
Target Fold
Percival Fold
Cannard Extension
Regional Fold Axis
Serendipity
ER19-845[1]
8.47 g/t Au over 2.0m
ER18-830[1]
3.46 g/t Au over 18.8m
incl. 7.13 g/t Au over 8.5m
Eau Claire
Snake Lake
Serendipity
Percival
1. Main intervals Au grade*thickness no less than 5 g/t*m with grade is no less than 0.25 g/t, maximum consecutive dilution 5m. Sub intervals Au grade*thickness no less than 5 g/t*m with grade is no less than 2 g/t, maximum consecutive dilution 2.5m
N
500m
Legend
Structures
Biogeochemical Outline / Induced Polarization Survey
Drill holes
Biogeochemistry Anomaly
Geology
Felsic Volcanic
Monzogranite
Sediment/Epiclastic
Iron Rich Basalt
Mafic Volcanic

- 15 Newly identified gold anomalies with associated pathfinder elements
- Target down plunge on high grade at Percival
- Additional target indicated by folded magnetic stratigraphy to the east. Historical drilling ended in alteration envelope consistent with Percival mineralization. No ICP analysis.
- Proximal to the Cannard Deformation Zone.

Figure 4: Percival Biogeochemical Sampling

7.1.1 Biogeochemical Methodology

Biogeochemical samples were collected approximately every 50 m, over 100 m spaced traverse lines. The sampling grids were oriented perpendicular to the trend of the prospective lithologies. Approximately 200 g of black spruce twigs was collected at each sample site by hand. Samples were collected preferentially from healthy trees approximately of the same age and height. Samples were placed in a numbered cloth sample bag, with a sample tag placed inside the bag. The bags were tied shut. Sample data was recorded in field data loggers. At camp, samples were organized and hung to dry prior to shipping to ALS in Vancouver for gold and multi-element analysis.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

7.2 Geophysical Surveys

7.2.1 2020 Gradient Array Induced Polarization Survey

During late 2020 the Company completed a gradient array direct current induced polarization (DCIP) survey over the Eau Claire deposit trend. The gradient array DCIP survey data was collected over four survey blocks using 12.5m receiver dipole spacing. A total of 12.86km2 was covered with the survey. This survey method was selected to assist in discriminating low sulphide/low conductivity targets such as the Eau Claire deposit Quartz-Tourmaline vein and High-Grade Schist systems. The gradient array DCIP survey identified a series of related primary and secondary shear zones controlling gold mineralization at the Eau Claire deposit (Figure 5).

7.2.1.1 Methodology

Including overlapping regions, the total survey consists of 116.5 line-km of data covering a 7.0 km long and 1.5 km wide grid of 100 m spaced lines. This survey design uses fixed A-B current electrodes outside the survey area, with a gap of distance L. The M-N potential electrodes are displaced in lines parallel to the alignment formed by A and B. The Mi Ni spacing is equal to l. The gap between M and N depends on the desired resolution. The L/l ratio is typically between 40 and 120. In the case of this survey, L is 3000 m, and l is 12.5 m, so the L/l ratio is 240.

The distance between current electrodes for each block is as follows: Block A, 2933 m; Block B, 2929m; Block C, 2937 m; Block D and D', 3005 m; Block E, 2977 m. The MN separation was 12.5 m. Block A covered 2.38 km2; Block B covered 1.94 km2; Block C covered 2.03 km2; Block D covered 1.98 km2; Block E covered 2.39 km2; Block BC covered 1.46 km2; and Block D' covered 0.68 km2, for a total of 12.86 km2.

For quality control and leveling purposes, several repeat readings were measured, and a complete block, Block B, was resurveyed during the second phase of the program.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

Eau Claire Deposit Trend: Plan View - IP Chargeability Data

Repeating Structural Intersection to the East of the Eau Claire Deposit

Eau Claire Deposit Structural Intersection High-Grade Mineralization
Eau Claire Primary Structure
Eau Claire Secondary Structure
Structural Intersection High-Grade Target Area
Snake Lake Secondary Structure
Structural Intersection Target Area at Depth
A
A'
Eau Claire 1.3M oz resource projected on surface
M&I[1]: 853k oz @ 6.18 g/t Au
Inf[1]: 500k oz @ 6.53 g/t Au
Planned Holes
Target A Drill Array
Target B Drill Array
Target C Drill Array
Previous Drill Hole Highlights[2]:
13.2 g/t Au over 2.7m
6.6 g/t Au over 2m
4.9 g/t Au over 2.1m
12.2 g/t Au over 1.5m
5.8 g/t Au over 2m
1.5km data to be acquired - Clovis Target
Previous Drill Hole Highlights:
11.3 g/t Au over 1m
7.7 g/t Au over 1m
Legend
Major Structure
Target Area
Rock Au g/t
0.25 - 0.5
0.5 - 1
1 - 2.5
2.5 - 5
5 - 10
> 10
Chargeability mV/V
45
30
25
20
N
1 km

1. Study at US$1,250 gold and assumes an exchange rate of $0.80 (CAD:USD); Refer to NI43-101 report dated Feb 4, 2018 filed under Eastmain's profile at www.sedar.com.
2. Cutoff 1 g/t Au, max internal dilution 2.5m

Figure 5: Gradient Array DCIP defined structural intersections to the north of the Snake Lake mineralized structure as well the convergence of the Eau Claire and South Tonalite structures.

7.2.2 2022 DCIP Survey

A 29 line-km Induced Polarization ground geophysical survey along the Percival trend was completed in 2022. The survey targeted the strongly silicified core of the Percival mineralization and was able to identify a number of strong resistive anomalies that coincide with previously identified biogeochemical anomalies (Figure 6).

7.2.2.1 Methodology

The IP survey was achieved on 3 distinct locations of the main grid that was implemented for this campaign. Overall, 18 N/S irregularly spaced profiles ranging in length between 0.975 and 2.025 km were read by IP. These lines were implemented over a distance of 6.5 km from the same base line (LB 0+00) oriented E/W, the latter being used by snowmobile to travel within the survey area.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

The chaining was done every 25 m and wooden pickets were used. On each of these pickets, the line and station numbers were indicated with a marker every 25 m and an aluminum tag every 100 m. The location for some of the pickets along the baseline and tie lines was determined with a Garmin non-differential hand-held GPS receiver. This information was ultimately used to geo-reference the IP database to the UTM18N_NAD83 coordinate system.

The IP survey was carried out by using the pole-dipole electrode array with a nominal ''a'' spacing of 37.5 m and a separation factor (n) ranging from 1 to 20.

Percival

2022 IP Survey

Plan View
Eau Claire
Snake Lake
Serendipity
Percival
500m
Legend
Drill Holes
IP Resistivty Anomaly at 75m Depth
IP Conductivity Anomaly at 75m Depth
Newly Identified Structures
IP Survey Area
Biogeochemistry Anomaly
Geology
Felsic Intrusive
Felsic Volcanic
Sediment/Epiclastic
Iron Formation
Mafic Volcanic

Figure 6: 2022 Percival DCIP IP Survey area depicting the identified resistivity anomalies in relation to the biogeochemical anomalies.

March 26, 2024	33

Technical Report Summary on the Eau Claire Project, Quebec, Canada

7.3 Drilling

Drilling throughout the Eau Claire Project has taken place intermittently from 1972 through to the current 2023 campaign. A total of 389,911.7 m of drilling has been completed in 1,176 diamond drill holes across the entire Project area.

7.3.1 2002 - 2013 Drilling

Between 2002 and 2013 Eastmain completed 177,713m of diamond core drilling in 534 drill holes. The drilling was completed within an area measuring approximately 2,200 metres east-west and 900 metres north-south has. The drilling pattern was designed to intersect the gold-tellurium mineralization. The majority of boreholes were drilled with a dip between 45 and 60 degrees, and an azimuth of 355 degrees.

The 2007 and 2009 drill campaign focussed on tightly spaced, 12.5m infill drilling at the 450 West Zone.

2010 drilling successfully confirmed the lateral continuity of the 850 West Zone underneath surface quartz-tourmaline veining identified in surface trenching. Regional drilling at Boomerang and Snake Lake was also completed in 2010. Broad zones of ,1 g/t Au were intersected from the 2010 regional program.

Drilling in 2011 through to 2013 focussed on the 450 West Zone and proximal strike extensions.

7.3.2 2015 Drilling

Eastmain completed 29 drill holes (ER15-553 to -581) totalling 12,898 metres at Eau Claire in 2015. The drilling was focused on expanding Measured & Indicated Open Pit and Ramp Accessible Underground gold resources, within the upper portion (top third) of the Eau Claire Deposit.

Assay data from holes 553 to 573 confirms 45 gold-bearing intercepts ranging from 0.50 to 25.6 grams gold per tonne (g/t) over widths ranging from 2.0 to 11.5 metres (see Eastmain news release dated December 22, 2015 posted on SEDAR). Nineteen assay intervals exceeded cut-off grade for underground resources (2.5 g/t Au) at Eau Claire, with an average grade of 8.78 grams gold per tonne over an average width of 2.78 metres.

2015 drilling confirmed the continuation of gold mineralization laterally to the east Measured and Indicated gold resources identified in the SRK Report at Eau Claire. Several half-metre-wide high-grade vein intersections from ten of the drill holes reported herein contain very-fine-grade visible gold and range in grade from 24.5 to 98.8 g/t.

Infill core sampling of previous drill holes was also completed. Infill sampling confirmed a high-grade interval from hole ER08-131, which assayed 6.65 g/t Au over 5.0 metres, from within the JQ Vein at a depth of 66.0 metres. When combined with assay results from the adjacent P Vein, the intersection provides a composite interval grading 6.75 g/t Au across 13.8 metres, lying within the 450 West Zone. A total of 1,438 infill core samples were taken during the 2015 exploration program. Infill sampling of near-surface intervals within potential open-pit areas may contribute to current mineral resources.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

7.3.3 2016-2017 Drill Program

The 2016 through 2017 drilling program was designed to improve upon the resource classification of the 2015 SRK Mineral Resource Estimation as well as testing the Snake Lake prospect to the east of the Eau Claire deposit. A total of 90,448.9m was drilled in 236 drill holes. Of the total 2016-2017 drilling, 82,180m in 206 drill holes targeted the Eau Claire deposit, the remaining 30 holes tested the Snake Lake prospect.

Significant drill intercepts of the 2016-2017 drilling campaign are summarized below:

• ER16-583 10.2 g/t Au over 1.0m

• ER16-584 79.7 g/t Au over 0.5m and

11.5 g/t Au over 13.5m, incl. 21.3 g/t Au over 5m

• ER16-606 43.1 g/t Au over 2.0m

incl. 96.8 g/t Au over 1.0m

• ER16-602 35.3 g/t Au over 0.7m

• ER16-608 67.7 g/t Au over 2.4m and

                                                         6.17 g/t Au over 5.3m

• ER16-617 15.8 g/t Au over 3.5m

incl. 66.6 g/t Au over 0.7m

• ER16-620 6.74 g/t Au over 6.6m

incl. 31.3 g/t over 1.0m

• ER16-621 20.2 g/t Au over 1.5m,

incl. 49.1 g/t Au over 0.5m

• ER16-632 5.79 g/t Au over 4.1m,

incl. 11.9 g/t Au over 1.6m

• ER16-645 14.6 g/t Au over 1.7 m,

incl. 12.4 g/t Au over 1.0m

• ER16-648 29.3 g/t Au over 1.0m.

• ER16-658 5.6 g/t Au over 11.3 m,

incl. 11.9 g/t Au over 2.3m and

incl. 7.82 g/t Au over 3.9m

• ER16-666 8.95 g/t Au over 4.6m,

incl. 20.4 g/t Au over 1.8m

• ER17-674 8.31 g/t Au over 13.3m,

incl. 11.4 g/t Au over 8.8m;

4.28 g/t Au over 2.3m

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

11.4 g/t Au over 2.5m,

incl. 45.5 g/t Au over 0.5m

• ER17-681 3.02 g/t Au over 11.0m,

incl. 4.48 g/t Au over 6.0m

• ER17-686 4.89 g/t Au over 4.5m and

3.50 g/t Au over 2.0m

• ER17-689 47.4 g/t Au over 1.5m

• ER16-695 14.1 g/t Au over 6.2m

incl. 73.1 g/t Au over 1.0m

• ER17-696 26.8 g/t Au over 2.5m,

incl. 54.9 g/t Au over 1.0 m, 19.5 g/t Au over 1.3m

• ER17-697 43.7 g/t Au over 2.0m,

incl. 73.4 g/t Au over 1.0m

• ER17-700 4.80 g/t Au over 4.0m and

6.29 g/t Au over 0.5m

• ER17-703 9.77 g/t Au over 3.5m,

7.78 g/t Au over 2.9m, and

70.7 g/t Au over 0.6m

• ER17-705 16.2 g/t Au over 1.6m

• ER17-706 6.54 g/t Au over 9.0m,

incl. 16.7 g/t Au over 2.5m, incl. 66.6 g/t Au over 0.5m

• ER17-708 20.0 g/t Au over 2.1m, and

63.4 g/t Au over 0.5m

• ER17-711 9.98 g/t Au over 5.0m,

incl. 33.7 g/t Au over 1.0m,

11.9 g/t Au over 1.0m

• ER17-712 4.37 g/t Au over 5.0m, and

10.1 g/t Au over 1.0m

• ER17-713 20.7 g/t Au over 2.2m, and

46.4 g/t Au over 0.7m

• ER17-717 37.7 g/t Au over 0.9m,

32.8 g/t Au over 0.5m, and

3.44 g/t Au over 4.3m

• ER17-718 30.6 g/t Au over 4.9m,

incl. 254 g/t Au over 0.5m,

• ER17-720 10.2 g/t Au over 8.5m,

incl. 24.3 g/t Au over 2.0m

• ER17-723 42.3 g/t Au over 3.7 m,

incl. 206 g/t Au over 0.5m

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

• ER17-723 51.8 g/t Au over 0.5m

• ER17-725 63.4 g/t Au over 0.5m,

31.6 g/t Au over 0.7m

• ER17-727 34.5 g/t Au over 1.5m,

incl. 50.0 g/t Au over 0.5m

• ER17-729 6.10 g/t Au over 3.5 m,

incl. 10.8 g/t Au over 1.5m

• ER17-730 48.8 g/t Au over 0.5 m

• ER17-734 5.66 g/t Au over 6.8m,

incl. 17.9 g/t Au over 1.0m

• ER17-744 5.36 g/t Au over 5.4m,

incl. 13.3 g/t Au over 1.9m

• ER17-757 21.8 g/t Au over 1.1m,

incl. 37.4 g/t Au over 0.6m.

• ER17-774 30.8 g/t Au over 4.1 m (intersected a HGS Vein)

The continuity of the High-Grades schists ("HGS") was also drill tested by drilling down-strike of the structure over 143m, intersecting multiple major intercepts:

• ER17-776                    6.25 g/t Au over 4.5m, incl. 9.36 g/t Au over 1.5m

15.3 g/t Au over 6.0m, incl. 41.6 g/t Au over 2.0m

3.98 g/t Au over 8.3m, incl. 8.70 g/t Au over 2.5m

7.09 g/t Au over 35.8m, incl. 9.23 g/t Au over 13.7m

incl. 12.8 g/t Au over 4.5m.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

7.3.4 2018 - 2019 Drill Program

The 2018 and 2019 drilling programs were mostly focus on the newly discovered Percival Prospect. A total of 16,468.6m was drilled in 53 drill holes. Of the total 2018-2019 drilling, 13,182.6m in 47 drill holes targeted the Percival Prospect. The remaining drilling were collared in the Serendipity area (3 DDH) and the Eau Claire deposit (3 DDH).  The best results were from Hole ER18-822, ER18-823 ER19-832 returned broad intercepts of respectively 78.5m of 1.456 g/t Au, including 8.2m of 4.45 g/t Au, 87.0m of 2.35 g/t Au, including 31.5m of 3.13 g/t Au and 52.75m of 1.8 g/t Au, including 22.0m of 3.21 g/t Au. ER18-829 with 34.1m of 2.05 g/t Au, including 4.5m of 11.95 g/t Au, ER19-839 with 12.0m of 3.04 g/t Au, including 7.0m of 4.66 g/t Au, ER19-845 with 7.0m of 3.13 g/t Au, including 2.0m of 8.47 g/t Au, ER19-852 with 22.85m of 1.18 g/t Au, including 14.85m of 2.05 g/t Au

7.3.5 Discussion on Drilling Completed Prior to 2020

It is the opinion of Mr. Frappier-Rivard that the diamond drilling conducted prior to 2020 at the Eau Claire Project meets or exceeds current industry best practices. Mr. Frappier-Rivard is unaware of any drilling or recovery issues that may impact upon the accuracy and reliability of the results. Mr. Frappier-Rivard was part of the geological team at the Project seasonally from 2012 through to 2016. In the opinion of Mr. Frappier-Rivard the results generated from the pre 2020 drill programs are suitable for use in a Mineral Resource Estimation.

7.3.6 Fury Gold Mines Drilling 2020-2023

From 2020 through to 2023, Fury completed a total of 110 diamond drill holes for approximately 71,771.3 m on the Project.  The drill program consisted of i) an extension phase focused on extensions to the known vein corridors along strike from the current resource ("Extension Program"); ii) an exploration phase designed to test targets along the 4.5km long deposit trend ("Exploration Program") and iii) an exploration phase of drilling designed to test targets at the Percival prospect 14km east of the Eau Claire Deposit. Large stepout drilling in 2022 increased the mineralized footprint of the Eau Claire deposit by over 450m to the west. At Percival Fury intercepted 13.5 metres (m) of 8.05 g/t gold (Au) outlining a 500x100x300m zone of gold mineralization. Though the 2020 through 2023 drilling has expanded the footprint of the Eau Claire mineralization the drilling has been completed outside of the Eau Claire resource area and as such are not included into the current Mineral Resource estimate.

The 2023 drilling campaign focused on the Hinge Target, which is located west of the deposit, adjacent to the 850 W zone, and the at Percival prospect area. Results from the 2023 Hinge drilling expanded the Hinge Target gold mineralization 50m up-dip and 75m to the west respectively, over 450m from the defined Eau Claire Resource as well as intercepting high grade shallow mineralization on the eastern edge of the Hinge target.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

Table 3: Summary of Drilling Completed by Fury

Target	Type	Core size	Number of holes	Metres drilled (m)	Years
Deposit Extension stepouts	DDH	NQ and HQ	27	12,721.8	2020-2022
Western Hinge	DDH	NQ and HQ	33	21,307.1	2021-2023
Gap	DDH	HQ	3	2,020.0	2022
Western Limb	DDH	HQ	7	7,498.5	2021
North Limb	DDH	HQ	3	1,615.5	2022
Down plunge East Extension	DDH	NQ	9	9,186.0	2020-2021
Snake Lake	DDH	NQ and HQ	10	5,922.1	2021
Percival	DDH	NQ	18	11,497.8	2022 and 2023
		Total:	110	71771.3

7.3.7 Eau Claire Drilling

The Extension Program at the Eau Claire deposit is designed to target strike extensions of the known vein corridors to the west and southeast of the current mineral resource. To date, Fury Gold has drilled twenty one holes targeting the southeast extension of the Eau Claire Resource with intercepts including: 23.27 g/t Au over 7.09m, 11.56 g/t Au over 6.04m, 59.3 g/t Au over 0.96m and 4.89 g/t Au over 2.94m. Results from the four holes completed in the second quarter of 2022 were released on August 3, 2022 including 4.43 g/t Au over 1.43m and 4.60 g/t Au over 1.25m. Two additional holes were completed in October 2022 with results released on January 23, 2023 including 3.91 g/t Au over 2.50m.

The exploration drilling program along the Eau Claire deposit trend continues to demonstrate the potential to significantly expand the Eau Claire deposit to the west. The focus has been on the Western Hinge, and Gap Zone as well as along the north limb of the anticline. All exploration targets within the Deposit Trend have the potential to significantly expand the Eau Claire mineralized footprint. To date the footprint of gold mineralization has been increased by over 455m or 25% at the Hinge Target alone and remains open to further expansion to the West.

Table 4 Eau Claire area significant intercepts

hole ID	from	to	Au (ppm)	true length (m)	Including
20EC-002	399.9	403.7	4.89	2.94	2.47 m at 5.4 g/t (399.9-403.1 m)
20EC-003	377.5	384	4.45	5.43	2.51 m at 8.9 g/t (381-384 m)
20EC-003	391	393	8.84	1.68
20EC-004	451	457	3.06	5.1	3.4 m at 3.5 g/t (451-455 m)
20EC-005	312	319	11.56	6.04	3.45 m at 18.5 g/t (313-317 m)
21EC-013	597	600	8.87	2.88
21EC-013	612	613	59.3	0.96
21EC-022	319	327.5	23.27	7.09

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

21EC-025	362.5	364	9.37	1.33
21EC-026	663	668	2.71	4.96	1.49 m at 6 g/t (663-664.5 m)
21EC-026	720	721.5	7.3	1.49
21EC-026	747.5	751	3.21	3.49
21EC-028	586	591	2.6	4.97
21EC-028	637	638.5	7.77	1.49
21EC-030	379.5	381	14.27	1.29
21EC-032	9.5	11	8.5	1.5
21EC-032	608.5	609.5	12.81	1	0.5 m at 22.4 g/t (609-609.5 m)
21EC-041	237.5	240.5	3.38	3
21EC-041	314	317	9.36	3
22EC-047	393	401	1.81	8
22EC-048	445	448.5	4.79	3.5	1 m at 11.9 g/t (445-446 m)
22EC-048	468	469	14.19	1	0.5 m at 27.2 g/t (468.5-469 m)
22EC-048	522	525.5	5.86	3.5
22EC-048	536	541.5	2.5	5.5	1 m at 9.84 g/t (537.5-538.5 m)
22EC-048	663	664	20.6	1
22EC-048	671	674	3.36	3
22EC-048	681	684.5	3.73	3.5
22EC-048	692	709.5	1.29	17.5
22EC-055	651	655	5.75	4	2 m at 9.03 g/t (651.0-653.0 m)
22EC-058	352.5	353.5	45	1
22EC-059	181.5	183	22.77	1.5
22EC-059	380	381.5	15.3	1.5
23EC-062	451	452	10.35	1
	493	507	2.37	14	Including 5m at 3.6 g/t (499-504m)
23EC-062	622	628	2.77	6	Including 1m at 7.61 g/t (622-623m)
23EC-063	684.5	691	2.66	6.5	Including 1.5m at 5.49 g/t (688-689.5m)
23EC-063	708	719	1.23	11
23EC-065	663.5	666	5.90	2.5	Including 1m at 13.95 g/t (665-666m)
23EC-065	674.5	678	5.73	3.5	Including 1m at 18.5 g/t (677-678m)
	694	698.5	4.65	4.5	Including 2.5m at 7.43 g/t (696-698.5m)
	724	729.5	1.94	5.5
	350	351	19.55	1
	702.5	706	3.82	3.5	Including 1.5m at 6.05 g/t (704.5-706m)
23EC-068	387	392	2.62	5	Including 1.5m at 4.83 g/t (389.5-391m)
23EC-068	435	442.5	2.56	7.5	Including 1.5m at 4.83 g/t (441-442.5m)
23EC-069	643.5	646.5	3.34	3
23EC-069	650	655.5	4.52	5.5	Including 4m at 5.71 g/t (650-654m)
23EC-070	480.5	484	3.51	3.5	Including 1.0m at 8.04 g/t (481.5-482.5m)
23EC-073	214.5	218.5	3.83	4	Including 1.0m at 11.6 g/t (217.5-218.5m)
23EC-073	248.5	250	8.30	1.5	meets sub-interval criteria as well

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

23EC-074	486	486.5	65.30	0.5	meets sub-interval criteria as well
23EC-074	522	523	14.25	1	meets sub-interval criteria as well
23EC-075	419	422	3.83	3	Including 1.0m at 8.94 g/t (421-422m)
23EC-075	478	483	2.37	5
23EC-075	487.5	494	3.41	6.5
23EC-075	592.5	596	5.00	3.5	Including 1.0m at 15.15 g/t (592.5-593.5m)
23EC-076	295.5	300	2.84	4.5
23EC-077	290	293.5	31.77	3.5	meets sub-interval criteria as well
23EC-078	371.5	375	5.49	3.5	meets sub-interval criteria as well
23EC-078	697	706.5	1.88	9.5	Including 1.5m at 6.31 g/t (703.5-705.0m)
23EC-079	271	279.5	3.35	8.5	Including 3.0m at 5.7 g/t (275-278m)
23EC-079	321	328.5	2.24	7.5
23EC-082	182.5	186	17.62	3.5	Including 2.0m at 29.8 g/t (182.5-184.5m)
23EC-082	366.5	367	22.20	0.5	meets sub-interval criteria as well

Main intervals - Au grade*thickness no less than 2g/t*m with grade is no less than 1g/t, maximum consecutive dilution 2m

Including intervals - Au grade*thickness no less than 7g/t*m with grade is no less than 3.5g/t, maximum consecutive dilution 2m
True thickness calculation based on dip of 55° and dip azimuth of 191.5°
True thickness calculation based on dip of 43° and dip azimuth of 180°
Downhole thickness was used due to the unknown zone orientations

7.3.8 Percival Drilling

The Company completed 11,497.8m in 18 diamond drill holes in 2022 and 2023 at Percival. Five holes targeted the parallel hinge 500m to the east of Percival proper. All holes intercepted silicified sulphide rich breccias, however only narrow low grade gold values were returned. The remainder of the drilling tested extensions of the historical gold mineralization at Percival proper. The results from the Percival proper drilling program confirm that the high-grade core of the Percival mineralization plunges steeply to the west and remains open in all directions. Highlights included an 85m step out from historical high-grade mineralization which intercepted 13.5m of 8.05 g/t Au, (including 3.00m of 25.8 g/t Au) in drill hole 22KP-008 and a 150m step out which intercepted 7.5m of 4.38 g/t Au, (including 3m of 8.7 g/t Au, and 3m of 5.5 g/t Au) in drill hole 22KP-005. As well as 279 g/t Au over 1.5m along the eastern edge of the defined mineralization. With the recent drilling the gold mineralization at Percival Main is represented by a 500 m by 100 m footprint with high-grade gold being defined to 300 m below surface hosted within folded sulphidized, silicified, and brecciated sediments.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

Table 5 Percival area significant intercepts

Hole ID	From (m)	To (m)	Au (ppm)	Length (m)
22KP-001	236	240.5	0.49	4.5
22KP-001	347	356	0.25	9
22KP-004	331.5	339	1.23	7.5
22KP-004	351	360	0.32	9
22KP-004	367.5	370.5	0.78	3
22KP-004	378	408	0.71	30
22KP-004	429	430.5	2.86	1.5
22KP-004	439.5	444	1.49	4.5
22KP-004	537	543	0.39	6
22KP-005	358.5	390	1.39	31.5
22KP-005	408	412.5	0.92	4.5
22KP-005	447	457.5	0.63	10.5
22KP-005	468	472.5	3.88	4.5
22KP-006	223.5	231	1.51	7.5
22KP-006	247.5	250.5	1.34	3
22KP-006	267	270	0.78	3
22KP-006	328.5	343.5	1.81	15
22KP-007	61.5	66	1.76	4.5
22KP-008	193.5	210	0.45	16.5
22KP-008	234	261	4.34	27
22KP-008	277.5	282	0.50	4.5
22KP-008	379.5	394.5	1.16	15
22KP-008	465	468	0.83	3
23KP-009	221	243.5	0.52	22.5
23KP-010	268.5	288	0.66	19.5
23KP-010	432	442	0.31	10
23KP-010	472.5	483	0.32	10.5
23KP-011	399	406	1.00	7
23KP-011	624	676.5	0.34	52.5
23KP-011	691	701.5	0.40	10.5
23KP-012	310	358.5	0.86	48.5
23KP-012	373.5	390	1.42	16.5
23KP-012	441	455	1.09	14
23KP-012	591	600	0.43	9
23KP-012	660	666	0.54	6
23KP-013	529.5	544	1.05	14.5
23KP-013	677.5	678.5	4.78	1
23KP-013	687	717	0.30	30

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

Hole ID	From (m)	To (m)	Au (ppm)	Length (m)
23KP-014	378	396	0.50	18
23KP-014	549	566.5	0.29	17.5
23KP-014	639	643.5	0.33	4.5
23KP-015	344	348.5	93.09	4.5
23KP-015	412.5	432.5	1.20	20
23KP-015	449	456.5	0.64	7.5
23KP-015	497	507	1.88	10
23KP-015	564	567	0.99	3
23KP-016	412.5	433.5	0.27	21
23KP-016	451	464.5	0.49	13.5
23KP-016	482.5	497.5	0.88	15
23KP-016	504	532.5	0.42	28.5
23KP-017	469.5	472.5	0.77	3

Intervals - Au grade*thickness no less than 0.25g/t*m with grade is no less than 0.25g/t, maximum consecutive dilution 6m

Downhole thickness was used due to the unknown zone orientations

7.3.9 Methodology

Diamond drilling was contracted to Youdin Rouillier Drilling Inc from Amos (Rouillier), Qc.  Rouiller used helicopter portable VersaDrill at Percival and VersaDrill on skid around the Eau Claire deposit. Rouiller partnered with RJLL Dlilling Inc, who used a helicopter portable DrillCo drill at Persival and a conventional mobile drill HTM 2500 around the Eau Claire deposit. The conventional drills produced NQ size (47.6 mm diameter) and/or HQ size (63.5 mm diameter) core, while the helicopter supported rigs produced NQ size core. The conventional drills were moved between drill sites with a D6R dozer, while the helicopter supported drills were moved and supported by Astar 350 B3 helicopters provided by Panorama helicopters from Alma, Qc (2022) or a Bell 407 provided by HTS Héli-Transport from Trois-Rivières, Qc.

The locations of drill hole pads were initially marked using a handheld GPS instrument and the azimuth of the holes was established by compass.  Once the pad was built and the drill moved onto it, an Azimuth Aligner instrument manufactured by Minnovare Pty. Ltd., or an APS manufactured by Reflex was used to establish the azimuth.  An inclinometer was used to establish the dip.

The attitude of the hole with depth was determined using a DeviShot instrument manufactured by Devico AS or a Sprint-IQ instrument manufactured by Reflex in single shot mode with readings taken by the drillers.  The initial reading was taken at a depth 15 m with subsequent readings taken nominally at 15 m intervals.  An OGQ registered geologist checked the core before making the decision to terminate the holes.  Upon completion of the hole, the casings were left in place and covered with a casing cap, marked with the casing's coordinated. Subsequently all hole locations were surveyed with differential GPS.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

Drill core was placed sequentially in wooden core boxes at the drill by the drillers and sealed with top covers and ties before transport.  The core boxes were transported by ATV and/or Pickup trucks on a twice daily basis for the conventional drill and one time a day for the helicopter supported drill. The core was transported to the camp where depth markers and box numbers were checked and the core was carefully reconstructed in a secure core facility.  The core was logged geotechnically on a 3 m run by run basis including, core recovery, RQD. Magnetic susceptibility and XRF measurements were taken every metres.

The core was descriptively logged and marked for sampling by an OGQ registered geologist or geologist in-training, paying particular attention to lithology, structure, alteration, veining/brecciation, and sulphide mineralization.

Logging and sampling information was entered into MX Deposit cloud-based core logging application by MINALYTIX INC. which allowed for the integration of the data into the project database.

The core was photographed both wet and dry after logging but prior to sampling.

Figure 7 depicts the flow sheet for Fury's Diamond drilling methodology.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

Figure 7: Fury Diamond Drilling Methodology Flow Sheet

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

8 Sample Preparation, Analyses, and Security

8.1 Diamond Drilling

Core recovery is generally very good to excellent, allowing for representative samples to be taken and accurate analyses to be performed.  Half-core samples, 0.5 metre to 1.5 metre long, were taken where the rock was mineralized and/or altered. In the case of the Snake Lake and Percival holes, the core was sampled along the entire length of each hole.

Individual core samples were placed in rice bags which were sealed using uniquely numbered zip ties. Completed sample shipments for the Extension Program in 2020 and early 2021 and all 2022 drilling were sent to ALS Lab in Val d'Or, QC (ISO/IEC 17025:2017 and ISO 9001:2015 accredited facility) for preparation and analysis. Preparation included crushing core samples to 90% < 2mm and pulverizing 1000g of the crushed material to better than 85% < 75 microns. All samples are assayed using 50 g nominal weight fire assay with atomic absorption finish (Au-AA24) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). In 2020-2021, where Au-AA24 results are greater than 5 ppm Au the assay are repeated with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22), the 5 ppm threshold was change for 10 ppm in 2022. QA/QC programs using internal and lab standard and blank samples, field and lab duplicates and re-assay indicate good overall accuracy and precision.

Sample shipments from the exploration program in 2021 were sent to Actlabs in Val d'Or, QC for preparation and then to Actlabs in Thunder Bay, ON for analysis. All samples are assayed using 50 g nominal weight fire assay with atomic absorption finish (1A2B-50) and multi-element four acid digest ICP-AES/ICP-MS method (1F2). Where 1A2B-50 results were greater than 5 ppm Au the assay were repeated with 50 g nominal weight fire assay with gravimetric finish (1A3-50). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good.

Analytical samples for the Extension Program from March 2021 through to October 2021 were sent to Bureau Veritas (BV) lab in Timmins, ON (ISO/IEC 17025 accredited facility) for preparation and analysis. Preparation included crashing core sample to 90% < 2mm and pulverizing 1000g of crushed material to better than 85% < 75 microns. All samples are assayed using 50 g nominal weight fire assay with atomic absorption finish (BV code FA450) and multi-element four acid digest ICP-AES/ICP-MS method (BV code MA200). Where FA450 results are greater than 5 ppm Au the assay is repeated with 50 g nominal weight fire assay with gravimetric finish (FA550-Au). QA/QC programs using internal and lab standard and blank samples, field and lab duplicates and re-assay indicate good overall accuracy and precision.

Figure 8 depicts the Sample preparation and analyses undertaken by Fury for Diamond drill samples.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

Fury Gold Mines - Eau Claire Project
2020-2021 Diamond Drilling Sample Preparation and Analysis Flow Sheet

Figure 8: Diamond Drilling Sample Preparation and Analysis Flow Sheet - ALS

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

8.1.1 QC Sampling

QC protocols were established in 2002 and carried through with minor refinements through the current drilling program.

Quality Control (QC) samples are introduced into the sample stream at a rate of 5% for both blank samples and CRM samples. Field duplicates in the form of quarter sawn core samples, are introduced into the sample stream at a rate of 1 in 50 samples.

8.2 Summary

In the opinion of Mr. Frappier-Rivard the logging, sampling, assaying, and chain of custody protocols practiced through the history of the Project meet or exceed industry standards.  The drill programs have been configured and carried out in a manner that is appropriate for the geometry of the deposit.  Drill holes are oriented perpendicular to strike and aimed to intersect the zones at an angle generally greater than 45°.  As such, the samples should be representative of the deposit as it is presently known, and suitable for use in Mineral Resource estimation.

Mr. Frappier-Rivard reviewed the QC reports and files, as well as the laboratory procedures undertaken and conclude that the QC program for the Project is sufficient to support a Mineral Resource estimate.  QC sample failures were dealt with on a case by case basis and were documented with commentary in the Dispatch Returns table within the database.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

9 Data Verification

9.1 Database Verification

Comprehensive data verification was performed by SRK (2015) and Allan Armitage, Ph. D., P.Geo. and Sabry Hafez, Ph. D., P.Eng, with SGS Canada Inc, as part of the 2017 Mineral Resource Estimate as outlined in supporting NI43-101 reports (Armitage and Hafez, 2017). These included checks against original data sources, standard database checks such as from/to errors and basic visual checks for discrepancies with respect to topography and drillhole deviations.

Mr. Frappier-Rivard has been personally involved in the integration and merging of the historical drill data into the current database. This work included relogging of historical holes to provide consistency of logging codes across all generations of drilling, as well as spot checks of drill core versus drill logs to verify the geologic model. During this process sample intervals were verified. Lastly, the assay database was compared to original assay certificates. No errors were found within the geologic or assay databases.

9.2 2020 through 2022 Quality Assurance and Quality Control

Fury's internal QA/QC procedures include the insertion of Certified Reference Materials (CRMs), field blanks and duplicates representing a minimum of 10% of samples assayed. When visible gold was observed additional CRMs and blanks were inserted immediately following the suspected high-grade to test lab contamination.

Blank material had a failure rate of 1.15% where results above the detection limit were returned. Any analytical batch with a failed blank was rerun by the analytical laboratory at Fury's request.

Analytical results for duplicate samples were reviewed and compared for any extreme outliers. Given the highly variable nature of gold mineralization duplicate analyses were used qualitatively to determine the degree of variance within the particular prospect being drilled.

9.2.1 Certified Reference Material

Internal Certified Reference Materials (CRMs) were inserted into the sample stream at a rate of 3%. The tolerance limits for accuracy were considered to be two standard deviations above or below the expected value. CRMs returning values outside of the defined tolerance limits were marked as failed and Fury requested the analytical laboratory to re-assay the analytical batch that contained the failed standard. Table 5 summarizes the CRMs utilized during Fury's drilling programs.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

Table 6: Fury Internal CRMs for Diamond Drilling

Laboratory	Analytical Code	CRM	Expected Value	2020		2021		2022		Total
				Total	Failed	Total	Failed	Total	Failed	Total	Failed	Failure %
ALS	AA24 (50g AA)	Blank Coarse		43	0	204	2	247	1	494	3	0.61%
		Blank Pulp		57	1	226	1	263	1	546	3	0.55%
		OREAS 231	0.542			100	2	137	5	237	7	2.95%
		OREAS 202	0.752	3	0	6	0			9	0	0.00%
		OREAS 219	0.76	21	0	55	0			76	0	0.00%
		OREAS 222	1.223	21	0	25	0			46	0	0.00%
		OREAS 223	1.78			79	2			79	2	2.53%
		OREAS 223	1.78					16	0	16	0	0.00%
		OREAS 236	1.85			2	0	109	3	111	3	2.70%
		OREAS 215	3.54	20	0	19	0			39	0	0.00%
		OREAS 239	3.55			64	2	87	3	151	5	3.31%
		OREAS 226	5.45	12	1	45	1	8	0	65	2	3.08%
		OREAS 240	5.51			19	1	104	1	123	2	1.63%
		OREAS 216b	6.66			25	1			25	1	4.00%
		OREAS 241	6.91			1	0	39	1	40	1	2.50%
		OREAS 242	8.67			6	0	34	1	40	1	2.50%
	GRA22 (50g GRAV)	OREAS 226	5.45	7	0	11	0			18	0	0.00%
		OREAS 229b	11.95	7	1	12	0			19	1	5.26%
		OREAS 243	12.39					1	0	1	0	0.00%
ACT	AA50 (50g AA)	Blank Coarse		23	0	25	1			48	1	2.08%
		Blank Pulp		31	0	22	0			53	0	0.00%
		OREAS 202	0.752			18	0			18	0	0.00%
		OREAS 219	0.76	24	0	95	1			119	1	0.84%
		OREAS 222	1.223	23	0	14	1			37	1	2.70%
		OREAS 223	1.78			57	1			57	1	1.75%
		OREAS 215	3.54	3	0	41	1			44	1	2.27%
		OREAS 226	5.45	2	0	15	0			17	0	0.00%
		OREAS 210	5.49	1	1					1	1	100.00%
		OREAS 216b	6.66			3	0			3	0	0.00%
	GR50 (50g GRAV)	OREAS 226	5.45	1	0	7	0			8	0	0.00%
		OREAS 216b	6.66			3	0			3	0	0.00%
		OREAS 229b	11.95			7	1			7	1	14.29%
BV	FA450 (50g AA)	Blank Coarse				147	4			147	4	2.72%
		Blank Pulp				182	6			182	6	3.30%
		OREAS 231	0.542			28	4			28	4	14.29%
		OREAS 219	0.76			60	2			60	2	3.33%
		OREAS 223	1.78			101	2			101	2	1.98%
		OREAS 215	3.54			45	3			45	3	6.67%
		OREAS 239	3.55			31	2			31	2	6.45%
		OREAS 226	5.45			22	0			22	0	0.00%
		OREAS 216b	6.66			6	0			6	0	0.00%
	FA550 (50g GRAV)	OREAS 226	5.45			2	0			2	0	0.00%
		OREAS 216b	6.66			8	0			8	0	0.00%
		OREAS 229b	11.95			12	1			12	1	8.33%

9.3 Conclusions

It is the opinion of Mr. Frappier-Rivard that the data verification and QA/QC procedures being implemented by Fury meet or in most cases exceed industry best practices. The Eau Claire Project has seen consistent implementation of these practices from early in the Project's history.

Since acquiring the Project, Fury has implemented strict scrutiny of the QA/QC results and has dealt with any notable issues directly with the analytical laboratory in a timely fashion.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

The geological and assay databases are well maintained and the current protocols in place should ensure the database remains reasonably error free. The database in its present form is suitable for use in a Mineral Resource Estimation.

10 Mineral Processing and Metallurgical Testing

Metallurgical testing was previously completed on Eau Claire mineralization by COREM in 2001 and by SGS in 2010 and 2017.

10.1 2001 COREM Metallurgical Testing

Four 25-kilogram composite samples were taken separately from the P, JQ, R, and V16 veins and sent to COREM for metallurgical testing. This sampling provided preliminary information on density, grinding characteristics, grade, gold fineness, and gravimetric- and total gold recovery. The average specific gravity values of the stock samples varied between 2.87 and 2.99.

COREM completed a series of crushing, milling and flotation tests. A suite of accessory elements was found to be associated with the gold, which included silver, tellurium, bismuth and molybdenum. Results indicated that on average 63 to 79 percent (%) of the gold in the samples could be extracted by gravity circuit and that 95.7% to 98.6% of the gold could be recovered by conventional cyanide extraction methods. The studies also indicated that most gold grains were extremely fine thereby necessitating a finer mill-grind for full recoveries.

10.2 2010 SGS Minerals Metallurgical Testing

In 2010 SGS Mineral Services (Lakefield Research) evaluated the ore characteristics through mineralogy, chemical analyses and comminution testing. A secondary goal of the testwork was to explore several processing avenues for the purpose of establishing a preliminary gold recovery flowsheet. The deportment and recovery of tellurium was also monitored in the program.

Four vein composites representing the P, JQ, R, and S veins and one master composite (an equally weighted blend of the four vein composites) were subjected to ore characterization, metallurgical and environmental testing. These composites were prepared from assay reject material in freezer storage at SGS (Lakefield) from analytical work completed in 2008.

The SGS test work completed on the master and vein composite samples indicated the following:

Mineralization Characterization

  Calculated and direct gold grades showed significant variation in the master and vein composites ranging from approximately 11 g/t Au in Vein JQ and R to approximately 38 g/t Au in Vein S.
  In terms of acid generating potential, the samples indicated very low risk.
  The Bond ball mill work indices ranged from 10.2 (Vein S) to 11.1 (Vein P). These samples are considered to be soft in ball mill grindability terms.
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Technical Report Summary on the Eau Claire Project, Quebec, Canada
  A brief mineralogical examination of the four vein composites revealed that pyrrhotite is the principal sulphide mineral with minor amounts of pyrite and chalcopyrite.

Metallurgical Testing:

  Gravity separation will generate significant gold recovery in an industrial setting. Gold recoveries ranged from 30 to 45% in the master composite and up to 74% from the S vein composite.
  Tellurium did concentrate to some extent along with the gold in the gravity separation. Approximately 7% recovery in the JQ vein composite up to a maximum of 25% in the S vein composite.
  Flotation of the master composite gravity separation tailings, at grind sizes ranging from 121 to 65 μm, resulted in excellent gold recovery for all of the tests conducted. Approximately 94% gold recovery was achieved at a P80 of 121μm while ~96% was achieved at P80 = 65 μm.
  Gold recovery by gravity separation plus flotation ranged from 92% to 97% in the variability tests completed for the vein composites.
  Further development of the flotation option, including optimizing primary grind size, improving conditions to achieve higher tellurium recovery, further investigating rougher concentrate cleaning and the impact of regrinding on cleaner circuit performance is strongly recommended.
  Tellurium recovery was significant in rougher flotation, ranging from a low of 77% from the JQ vein composite to a maximum of 87% from the S vein composite.
  Cyanide leaching of gravity separation tailing yielded an excellent gold response in all tests completed with approximately 95.7% of the gold being recovered in the gravity plus cyanidation flowsheet at 121 μm for the master composite. Gold recoveries ranged from 95.6% from the R vein composite to 98.2% from the S vein composite.
  Flotation concentrate cyanidation yielded a unit gold extraction of 98.3% at a grind size of 121 μm. Overall circuit gravity separation + flotation concentrate cyanidation yielded a gold extraction of 92.8%.

Environmental:

  The acid-base accounting and net acid generation tests completed on the various feed and tailing streams generated in the program clearly indicate that the samples will not generate acid mine drainage.

10.3 2017 SGS Minerals Metallurgical Testing

In 2017 SGS Mineral Services (Lakefield Research) completed additional metallurgical test work. The test program was completed on a single metallurgical composite comprising both ore and waste-rock (mining dilution) representative of the Eau Claire Deposit (SGS, 2017). Ore characterization testing including broad spectrum chemical analysis, baseline acid mine drainage testing, comminution (ball mill grindability) testing, mineralogy, bulk mineralogy by QEM-RMS (QEMSCAN) rapid mineral scan), and chemical head analysis. Metallurgical testing included gravity separation and investigation of flotation and cyanide leaching. A waste rock sample was subjected to baseline acid mine drainage testing. The following is a summary of the conclusions and recommendations of SGS (2017) as presented in the executive summary. The summary by SGS includes comparisons to the 2010 test work.

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The testwork encompassed:

  The chemical and mineralogical characterization of ore and potential dilution from hanging wall and foot wall (HW-FW) contact areas;
  The chemical, comminution, and metallurgical evaluation of a 4:1 blend of ore and HW-FW dilution material (Master Composite); and
  The environmental characterization of waste rock (herein referred to as the ARD Composite) and process tailing solids (cyanide leached Master Composite).

2017 test material returned gold grades of 6.56 g/t, 0.08 g/t, and 4.98 g/t, were reported for the Ore, HW- FW, and Master Composite, respectively, in the 2017 program. Silver reported as <2 g/t in all samples.

Sulphide sulphur grades were 0.99%, 0.28%, and 0.84% in the Ore, HW-FW, and Master Composite, respectively.

Gold grades in the 2010 testwork were 18.6 g/t in the Master Composite and 11.1 g/t, 14.0 g/t, 10.9 g/t, and

37.7 g/t in the JQ, P, R, and S Vein Composites, respectively. Silver grades averaged approximately 5 g/t in the Vein and Master Composites. Sulphide sulphur grade ranged from approximately 0.5% in Vein S to approximately 0.9% in Vein R.

Acid mine drainage testing in the 2017 program (acid-base accounting {ABA} and net acid generation {NAG}), indicated that the ARD (waste rock) Composite may be net acid generating and that the Master Composite process tailing is likely not an acid generator. The results were not absolute in either case. The tests completed on the Vein Composites in 2010 indicated very low potential for acid generation, however, based on the visuals presented above and selectivity in the 2010 material, these samples should not be considered representative of the entire resource.

The 2017 Bond ball mill work index of the Master Composite of 11.2 kWh/t (metric), fell into the moderately soft category of hardness in terms of ball mill grindability. The Vein Composites tested in 2010 ranged from 10.2-11.1 kWh/t, putting all material tested at the 33rd percentile of hardness or lower, according to an SGS database of similar tests.

Mineralogical data generated for the Ore and HW-FW Composites compared well with the similar studies completed in 2010 on the Vein Composites. In most cases, pyrrhotite was identified as the primary sulphide, with accompanying lesser amounts of pyrite and much less chalcopyrite. The Ore Composite contained approximately 1.5% pyrrhotite and approximately half as much pyrite, while the HW-FW Composite had approximately equal masses of pyrrhotite and pyrite, at 0.22% and 0.28%, respectively.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

An FL Smidth (Knelson) gravity recoverable gold (GRG) test indicated a reasonably high GRG value for the Master Composite at 39%. Batch gravity separation testing on the composite yielded 24% gold recovery. Batch gravity separation testing in the 2010 program gave generally higher gold recoveries, ranging from 37% (R Vein) to approximately 74% (S Vein). The 2010 Master Composite yielded an average gold recovery of 37.6%. The likely reasons for the better performance of the vein samples in the 2010 testwork are their much higher gold grades and their greater proportion of coarse gold as indicated in the comparative screened metallic sieve oversize (about 18.5% in the 2010 testwork and approximately 4% in the 2017 Master Composite). Further gravity separation testing is recommended to generate data which may be used in a circuit modelling exercise as well as a preliminary design exercise.

All flotation and cyanidation testwork was conducted on gravity separation tailing.

Rougher flotation testing in the 2017 program indicated a significant issue with slimes generation in grinding, leading to fouling of the rougher concentrates. The slimes, which had the visual appearance of talc, are thought to be related to the amphibole content of the material. It should be noted that, while the amphibole content of the 2010 material was similar, the slimes issue was not observed. Master Composite mass pulls were significantly higher in the 2017 program (approximately 18-25% at P80's in the 94-107 μm range) than in the 2010 testwork (approximately 5-10% at P80's in the 81-121 μm range). The Vein Composites (2010) yielded approximately 11% or less mass pull in all cases. The addition of carboxymethyl cellulose (CMC) reduced mass pull to a more reasonable 7.5-9.5%. Reagent schemes in the two programs were otherwise the same.

A primary grind P80 of approximately 100-110 μm was selected as optimal for flotation in the 2010 program. Overall (gravity + flotation) gold recoveries of approximately 93% or higher were typically achieved with the 2010 Master Composite when ground to that size range. Vein Composite gold recoveries were similar. In the 2017 program, however, the new Master Composite yielded overall gravity plus flotation gold recoveries of only approximately 80-85%, at the same grind same size range. Grinding to P80 = 58 μm or finer was required to achieve overall gold recoveries of >90%.

Cleaner flotation tests in the 2017 program yielded excellent final concentrate gold grades (approximately 120 g/t) and mass rejection. Final mass recovery, in three cleaning stages, was in the 2.1-2.4% range. In tests without rougher concentrate regrinding prior to cleaning, gold recoveries to the third cleaner concentrate were approximately 78% (overall gravity + cleaner flotation), and these improved to approximately 83% with regrinding. In similar tests completed in 2010, gravity + cleaner flotation gold recoveries, at similar mass pulls were in the 88-91% range, albeit from much higher grade feed material.

Given the comparatively disappointing flotation performance observed in the 2017 program versus the 2010 work, and considering the relatively high value of the ore, attention was refocused on whole ore cyanide leaching of Master Composite gravity separation tailing.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

In tests completed at primary grind P80 sizes ranging from of 95 to 49 μm, applying conditions as in the 2010 testwork, gold extractions of 92-95% (gravity + cyanidation) were achieved in 48 hours. There appeared to be no clear correlation between P80 and gold extraction. All subsequent testwork was conducted at the approximately 48 μm P80 grind size.

Additional tests evaluating preparation, lead nitrate addition, higher cyanide dosage (0.75 g/L versus 0.5 g/L NaCN), and high free lime (2 g/L CaO) concentration were completed. Increasing cyanide concentration had a positive effect on final gold extraction. Preparation with lead nitrate had a positive effect on leach kinetics, with leaching being essentially complete sometime between 8 and 24 hours. In tests without preparation and lead nitrate, leaching appeared to continue beyond 24 hours. Increasing cyanide concentration, from 0.5 to 0.75 g/L NaCN, following preparation with lead nitrate, resulted in the maximum gold extraction (96-97%) being achieved, in only 8 hours of leaching. Tests completed with preparation and lead nitrate resulted in significant reductions in cyanide consumption, from approximately 1.3 - 0.2 kg/t (NaCN per tonne of leach feed basis). A similar effect was noted in the 2010 testwork, with even lower consumptions being noted (0.10 - 0.14 kg/t).

Leach kinetics were dramatically reduced in the high CaO tests using the baseline 0.5 g/L NaCN concentration (i.e. 87% leach extraction after 24 hours). Increasing the cyanide concentration to 0.75 g/L NaCN, following preparation with lead nitrate, in a test with high CaO, resulted in leach kinetics and a final gold extraction similar to the tests with high cyanide and preparation with lead nitrate. The high CaO protocol appeared to offer no benefit. This procedure was tested because the Clearwater material is known to contain tellurium mineralisation and high solution CaO has been shown to enhance gold leaching from telluride minerals in some cases. The evidence suggests that the gold in the Clearwater ore is probably not materially associated with tellurium minerals. It should be noted that tellurium assayed at 8 g/t in the 2017 Master Composite and, owing to limitations in the analytical method or matrix interference from the material, at <50 g/t in the 2010 samples.

Overall gold recovery by gravity separation + gravity tailing cyanidation yielded results in the 2017 program that compared very well to parallel testwork completed in 2010. Gold recovery from the 2010 Master Composite (at a 14.8 g/t Au head grade) was 95.7% with a final tailing grade of 0.66 g/t Au. In 2017 overall gold recovery from a head grade of 4.85 g/t Au was approximately 96%, with a final tailing grade of approximately 0.20 g/t Au.

Despite the head analyses that indicated <0.05% graphitic carbon (C(g)) in the samples, it was noted that gold extraction appeared to decrease somewhat as leach retention times were extended. Literature on the subject describes other potential preg-robbing constituents, including certain clay species and sulphide surfaces. The observed effect was not detected in all tests and so cannot be absolutely verified. It is recommended that the preg-robbing potential of the Clearwater material be evaluated.

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10.4 Conclusions

Work performed in the SGS 2017 study was performed essentially on a single master sample.  The sample included appropriate vein and mining dilution from the hanging wall and footwall.  This sample was well documented and traceable.

The 2017 metallurgical testing indicated that gravity concentration with cyanide leaching outperformed production of a gold bearing flotation concentrate.  The reported gold recoveries of 95 percent are supported by testing performed.  The process was very simple with a primary grind size and reagent consumption levels that are typical for this style of deposit.

The limited metallurgical testwork conducted to date suggests that a high proportion of the gold can be recovered by conventional means and the Eau Claire material is relatively free-milling.  Additional metallurgical testwork is recommended particularly to optimize leach parameters and investigate variability of the mineralization with respect to comminution requirements.

11 Mineral Resource Estimate

Maxime Dupéré, Geologist at SGS Geological Services completed a review of the current MRE at Fury's Eau Claire Project as part of the August 30, 2023 Technical Report (Frappier-Rivard and Dupéré, 2023). The below is a direct excerpt from the current NI43-101 Technical Report.

A Mineral Resource Estimate was first disclosed in a 2015 Technical Report (SRK, 2015) and updated in 2017 (Armitage and Hafez, 2017). The 2017 updated Mineral Resource Estimate was subsequently updated for use in a 2018 preliminary economic assessment (2018 PEA) study (Puritch et. al. 2018). No updated economic study was conducted on the 2023 Mineral Resource Estimate and the 2018 PEA is no longer current and should not be relied upon. No further drilling has been carried out within the defined Mineral Resource and the resource wireframes and subsequent block model remain unchanged from 2018. All the holes from the 2020-2023 ongoing drilling program were exclude from the Mineral Resource Estimate due to drill hole spacing and distance from the defined resource blocks. After careful review of the work supporting 2018 P&E report, Mr. Dupéré has estimated mineral resources at the Eau Claire Project which are herein the 2023 Mineral Resource Estimate.

Mr. Frappier-Rivard has been involved in the exploration programs at EauClaire intermittently since the early 2000's and has reviewed and audited the resource models and resulting Mineral Resource Estimate included within the August 30, 2023 NI43-101 compliant technical Report and has concluded they meet the requirements set out in SK-1300 and as such takes responsibility for the resource statement.

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11.1 Summary

Completion of the mineral resource involved the assessment of a drill hole database, updated three-dimensional (3D) mineral resource models, and available written reports.  The effective date of the mineral resource estimate is December 31, 2023.

Inverse Distance Cubed ("ID3") restricted to mineralized domains was used to Interpolate gold grades (g/t Au) into a block model. Measured, Indicated and Inferred mineral resources are reported in the table 8. The mineral resource estimate takes into consideration that the Eau Claire Deposit will be mined by both open pit and underground mining methods.

11.2 Drill Hole Database

In order to complete an updated mineral resource estimate for the Eau Claire Deposit, a database comprising a series of comma delimited spreadsheets containing drill hole and channel information was provided by Eastmain. The database included hole and channel location information (NAD83 / UTM Zone 18U), survey data, assay data, lithology data and specific gravity data. The data was then imported into GEOVIA GEMS version 6.8.1 software ("GEMS") for statistical analysis, block modeling and resource estimation. After an initial evaluation of the database, a number of drill holes and channels were removed that were located outside the Eau Claire Deposit area. As a result, the current database does not include all drill holes and channels completed on the Project.

A summary of the drill hole and channel database is presented in Table 6. The database comprises data for 886 surface drill holes and 426 channels. The database totals 190,118 drill core assay samples and 2,254 channel assay samples.

In addition to the digital database, three-dimensional (3D), grade controlled wireframe models representing the vein structures, in DXF format, as well as a digital elevation model and a 3D model of the overburden cover were provided. All models were clipped to a digital elevation model.

Table 7: Eau Claire Deposit Drill Hole and Channel Database Summary

Drilling Period	Company	# of Surface Drill Holes	Metres of Surface Drilling	# of Channels	Metres of Channel Sampling
1976	SEREM/SDBJ	4	367
1984-1989	Westmin/ Eastmain	53	5,919
1996 - 2001	SOQUEM	80	17,689	196	284
2001 - 2013	Eastmain	519	171,928	230	1,061
2015	Eastmain	29	12,898
2016	Eastmain	70	22,601

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2017	Eastmain	119	42,651

Total		886	288,938	426	1,345

11.3 Mineral Resource Modelling and Wireframes

Supporting the 2023 Mineral Resource Estimate, are a total of 199 3D grade controlled wireframe models, representing separate vein structures and vein clusters(Figure 8 to Figure 10). The 3D grade controlled models were built by visually interpreting mineralized intercepts from cross sections using gold values. Polygons of mineral intersections (snapped to drill holes) were made on each cross section and these were wireframed together to create continuous resource wireframe models in GEOVIA Surpac™ version 6.2 software. The wireframes were imported into GEMS.

The polygons of mineral intersections were constructed on 25 m spaced sections (looking west) with a 12.5 m sectional influence. The sections were created perpendicular to the general strike of the mineralization. The grade control models were drawn using an approximate 1.0 g/t cut-off grade based on assay samples and a minimum mining width of approximately 2.0 metres. For those intersections that did not meet the minimum mining width requirement, the solid outline was drawn to take in waste from either side of intersections. The models were extended 12.5 to 25 metres beyond the last known intersection along strike and 25 - 50 metres up and down dip. The suite of 199 vein structures in the Eau Claire Deposit area extends for approximately 1,500 metres along strike and to depths of up to 850 metres in the eastern end of the deposit area.

As with the previous mineral resource estimates, modelling of the Eau Claire Deposit was subdivided into two zones: the 450 West and 850 West zones. In the 450 West zone, modelling defined four orientations of primary quartz-tourmaline veins; a well-defined east-west high grade vein system (450HGV), dipping moderately to the south; a series of northwest-southeast trending, moderately southwest-dipping veins (450NW) and; schist-hosted veins (HGS), and a series of west-northwest-trending, moderately south- southwest dipping veins.

Vein modelling in the 850 West zone defined two primary vein systems: a distinct steep northeast-southwest primary vein set (850HG) that crosscuts an older shallow-to-moderately dipping northwest-southeast trending vein set (850SHLW).

In addition to the primary vein systems discussed above, a secondary set of domains referred to as 450EXTRA and 850EXTRA are defined as zones of intermittent veining and alteration, where drilling density is insufficient to model individual veins with confidence. Similar to the primary veins, the secondary veins were modelled using an approximate 1.0 g/t cut-off grade based on assay samples and a minimum mining width of approximately 2.0 metres. Where intersections did not meet the minimum mining width requirement, the wire frame solid outline was drawn to take in waste from either side of intersections.

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Figure 9: Oblique view looking NW depicting all drilling and channel sampling utilized in the 2023 Mineral Resource Estimation.

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Table 8: Eau Claire Deposit Zone and Domain Summary

Vein Zone	High Grade Gold Vein Structure	Vein Domain	Rock Code	# of Vein Models	Domain Volume	Domain Tonnage
450 West Zone	450 E-W High Grade Veins	450HGV	95	137	2,990,569	8,732,461
	450 NW High Grade Schist Veins	450HGS	110	4	409,949	1,197,051
	450 NW High Grade Veins	450NW	130	3	62,923	183,735
	450 WNW High Grade Veins	450WNW	120	6	438,886	1,281,547
	450 EW Secondary Intermittent Veins	450EXTRA	91	1	341,169	996,213
850 West Zone	850 NE High Grade Veins	850HG	140	44	557,365	1,627,506
	850 Shallow West Veins	850SHLW	150	3	118,042	344,683
	850 NE Secondary Intermittent Veins	850EXTRA	96	1	104,246	304,398
		Total:		199	5,023,149	14,667,595

11.4 Composites

The assay sample database for the 2023 Mineral Resource Estimate totalled 190,118 assays representing 159,828 m of core and 2,254 assays representing 1,316 m of channel sampling. Of these assays, 11,356 assays from 698 drill holes and 276 channels occur within the mineral domains. A statistical analysis of the drill core and channel assay data from within the mineralized domains is presented in (Table 8). Average width of the drill core sample intervals is 0.61, within a range of 0.10 metres to 1.60 metres; the average width of the channel assay samples is 0.57, within a range of 0.22 to 2.00 metres. Of the total assay population approximately 98% are 1.00 metres or less with approximately 24% of the samples from 0.55 to 1.00 metres in length. To minimize the dilution and over smoothing due to compositing, a composite length of 1.00 metres was chosen as an appropriate composite length for the resource estimation.

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Higher grade assays are typically shorter in length (< 1.0 m). For this reason, it was decided to composite the assay data prior to carrying out the capping analysis.

One metre composites for gold were generated starting from the collar of each hole. Un-assayed intervals were given a value of 0.001 g/t Au. Composites were then constrained to the mineral domains. The constrained composites were extracted to point files for statistical analysis and capping studies. The constrained composites were grouped based on the vein domain (rock code) of the constraining wireframe model.

A total of 7,085 composite sample points occur within the resource wireframe models (Table 9). These values were used to interpolate grade into resource blocks.

Table 9: Statistics of drill core and channel samples within the resource domains.

Variable	Drill Core	Channels
Total # Assay Samples	10,426	930
Average Sample Length	0.61 m	0.57 m
Minimum and Maximum Length	0.0 to 1.6 m	0.0 to 2.0 m
Total Sample Length	6,320 m	526 m
Minimum Grade	0.00 g/t	0.00 g/t
Maximum Grade	2,540 g/t	407 g/t
Mean	4.56 g/t	12.4 g/t
Median	0.76 g/t	2.42 g/t
Variance	816	1,086
Standard Deviation	28.6 g/t	32.9 g/t
Coefficient of variation	6.26	2.65
97.5 Percentile	32.6 g/t	83.2 g/t

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Table 10: 1.0m Composite Summary

Variable	Gold
Total # of Composites	6,933
Average Composite Length	1.00 m
Minimum value	0.00 g/t
Maximum value	1,270 g/t
Mean	4.69 g/t
Median	1.14 g/t
Variance	402
Standard Deviation	20.0 g/t
Coefficient of variation	4.27
97.5 Percentile	29.6 g/t

11.5 Grade Capping

A statistical analysis of the composite database within the Eau Claire Deposit 3D wireframe models (the "resource" population) was conducted to investigate the presence of high-grade outliers which can have a disproportionately large influence on the average grade of a mineral deposit. High grade outliers in the composite data were investigated using statistical data, histogram plots, and cumulative probability plots of the 1.0 m composite data. The statistical analysis was conducted by vein domain and was completed using GEMS software.

After review it was determined that capping of high grade composites to limit their influence during the grade estimation is necessary. A total of 35 composite samples were capped. The capped gold composites were used for grade interpolation into the Eau Claire Deposit block model.

11.6 Specific Gravity

A total of 646 SG determinations by pycnometry were utilized in the Mineral Resource Estimate. The 646 SG measurements ranged from 2.56 to 3.24 and averaged 2.92. The average grade of the 646 samples in the database is 6.15 g/t Au, ranging from 0.00 to 120 g/t (capped). Despite the high grade of a number of the samples, there appears to be little correlation of density value and gold grade.

The data was subdivided into samples from within the revised 450 zone vein domains and samples from outside the revised vein domains. Of the 646 samples, 364 samples are from with the 450 zone vein domains. The average SG of these samples is 2.91 with a range of 2.56 to 3.21; the average grade of these samples is 9.1 g/t Au (4 samples capped to 120 g/t Au). A total of 282 samples are from outside the vein domains and average 2.93 with a range of 2.63 to 3.24.For this Mineral Resource Estimate update an SG of 2.92 was used.

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11.7 Block Model Parameters

The Eau Claire Deposit wireframes were used to constrain composite values chosen for interpolation, and the mineral blocks reported in the estimate of the mineral resource. A block model within NAD83 / UTM Zone 18U (Table 10) space (no rotation) (Figure 14-8) with block dimensions of 5 x 5 x 5 metres in the x (east), y (north) and z (level) directions was placed over the grade shells with only that portion of each block inside the shell recorded (as a percentage of the block) as part of the mineral resource estimate (% Block Model). The block size was selected based on borehole spacing, composite assay length, the geometry of the vein structures, and the selected starting mining method (Open Pit). At the scale of the Eau Claire Deposit this provides a reasonable block size for discerning grade distribution, while still being large enough not to mislead when looking at higher cut-off grade distribution within the model. The model was intersected with an overburden model and surface topography to exclude blocks, or portions of blocks, that extend above the bedrock surface.

Table 11: Block Model Geometry

Model Name	UH Deposit
	X (North)	Y (East)	Z (Level)
Origin (NAD83 / UTM Zone 17U)	443650	5784650	340
Extent	325	210	180
Block Size	5	5	5
Rotation (counter clockwise)	0°

11.8 Grade Interpolation

A 3D semi-variography analysis of mineralized points by vein domain was completed for several of the larger vein structures including the 450HGV and 850HG vein structures using GEMS. The analysis did not determine search ellipses of sufficient quality to be used for geostatistical grade estimation (Ordinary Kriging). A search ellipse for each of the vein domains was interpreted based on drill hole (Data) spacing, and orientation and size of the resource wireframe models. The search ellipse axes are generally oriented to reflect the observed preferential long axis (geological trend) of the vein structures and the observed trend of the mineralization down dip.

Grades for Au (g/t) were interpolated into blocks by the Inverse Distance Cubed (ID3) method. Three passes were used to interpolate grade into all of the blocks in the grade shells (Table 14-8). For Pass 1 the search ellipse size (in metres) for all vein domains was set at 20 x 20 x 5 in the X, Y, Z direction; for Pass 2 the search ellipse size for each domain was set at 45 x 45 x 15; for Pass 3 the search ellipse size was set at 100 x 100 x 20. Blocks were classified as Measured if they were populated with grade during Pass 1 and Indicated if they were populated with grade during Pass 2 of the interpolation procedure. The Pass 3 search ellipse size was set to assure all remaining blocks within the wireframe were assigned a grade. These blocks were classified as Inferred.

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Grades were interpolated into blocks using a minimum of 6 and maximum of 10 composites to generate block grades during Pass 1 and Pass 2 (maximum of 3 sample composites per drill hole), and a minimum of 3 and maximum of 10 composites to generate block grades during pass 3.

11.9 Mineral Resource Classification Parameters

The Mineral Resource Estimate presented in this technical report has been prepared in accordance with S-K 1300 and reflects generally respect industry standard practices as recently established by the CIM in the Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (2019). The current MRE for the Project is prepared and disclosed in compliance with all current disclosure requirements for mineral resources set out in S-K 1300. The classification of the current MREs into Measured, Indicated and Inferred has been prepared in accordance with the definitions of Mineral Resources under S-K 1300, which are consistent with current 2014 CIM Definition Standards - For Mineral Resources and Mineral Reserves, including the critical requirement that all mineral resources "have reasonable prospects for eventual economic extraction".

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.

Interpretation of the word 'eventual' in this context may vary depending on the commodity or mineral involved. For example, for some coal, iron, potash deposits and other bulk minerals or commodities, it may be reasonable to envisage 'eventual economic extraction' as covering time periods in excess of 50 years. However, for many gold deposits, application of the concept would normally be restricted to perhaps 10 to 15 years, and frequently to much shorter periods of time.

The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit.

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Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade or quality of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability of the deposit. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.

Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Pre-Feasibility Study which can serve as the basis for major development decisions.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

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An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An Inferred Mineral Resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes. Inferred Mineral Resources must not be included in the economic analysis, production schedules, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines.

There may be circumstances, where appropriate sampling, testing, and other measurements are sufficient to demonstrate data integrity, geological and grade/quality continuity of a Measured or Indicated Mineral Resource, however, quality assurance and quality control, or other information may not meet all industry norms for the disclosure of an Indicated or Measured Mineral Resource. Under these circumstances, it may be reasonable for the Qualified Person to report an Inferred Mineral Resource if the Qualified Person has taken steps to verify the information meets the requirements of an Inferred Mineral Resource.

11.10  Reasonable Prospects of Eventual Economic Extraction

The general requirement that all mineral resources have "have reasonable prospects for eventual economic extraction " implies that the quantity and grade estimates meet certain economic thresholds and that the mineral resources are reported at an appropriate cut-off grade taking into account extraction scenarios and processing recoveries. In order to meet this requirement, Dupéré considers that the Eau Claire Deposit mineralization is amenable for open pit and underground extraction.

In order to determine the quantities of material offering "reasonable prospects for economic extraction" by an open pit, Whittle™ pit optimization software 4.7.1 and reasonable mining assumptions to evaluate the proportions of the block model (Measured, Indicated and Inferred blocks) that could be "reasonably expected" to be mined from an open pit were used. The pit optimization was completed by SGS. The pit optimization parameters used are summarized in Table 11. The pit optimization parameters used are summarized in Table 13. A conservative and balanced approach was applied when optimizing the open pit and underground scenario. A Whittle pit shell at a revenue factor of 0.5 was selected as the ultimate pit shell for the purposes of this mineral resource estimate. The corresponding strip ratio is 11.9:1 and the average open pit depth is approximately 150 m.

The reader is cautioned that the results from the pit optimization are used solely for the purpose of testing the "reasonable prospects for economic extraction" by an open pit and do not represent an attempt to estimate mineral reserves. There are no mineral reserves on the Property. The results are used as a guide to assist in the preparation of a Mineral Resource statement and to select an appropriate resource reporting cut-off grade. A selected base case cut-off grade of 0.50 g/t Au is used to determine the in-pit MRE.

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In order to determine the quantities of material offering "reasonable prospects for eventual economic extraction" by underground mining methods, reasonable mining assumptions to evaluate the proportions of the block model (Measured, Indicated and Inferred blocks) that could be "reasonably expected" to be mined from underground are used. The underground parameters used, are summarized in Table 13. Based on these parameters, underground mineral resources are reported at a base case cut-off grade of 2.5 g/t Au. Underground mineral resources are estimated from the bottom of the pit considered in this MRE. The underground mineral resource grade blocks are quantified above the base case cut-off grade of 2.5 g/t Au, below the constraining pit shell and within the 3D constraining mineralized wireframes (the constraining volumes).

11.11  Mineral Resource Statement

The updated mineral resource estimate for the Eau Claire Deposit is presented in Table 14 and includes an open pit and an underground mineral resource (Figure 9 and Figure 10).

Table 12: Whittle™ Pit Optimization Parameters and Parameters used for In-pit and Underground Cut-off Grade Calculation

Parameter	Value	Unit
Gold Price	1,250.00	US$
Exchange Rate	0.80	US$
Mining Cost - In Pit	2.80	US$
Mining Cost - Underground	65.00	US$
Processing Cost	16.00	US$
General and Administrative	4.00	US$
Overall Pit Slope	50	Degrees
Gold Recovery	95	Percent (%)
Mining loss / Dilution (open pit)	5 / 5	Percent (%) / Percent (%)
Mining loss / Dilution (open pit)	10 / 10	Percent (%) / Percent (%)

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Table 13: Eau Claire Deposit Mineral Resource Estimate as of December 31, 2023

Category	Tonnes	Grade (g/t Au)	Contained Au (oz)
Measured	906,000	6.63	193,000
Indicated	3,388,000	6.06	660,000
Measured & Indicated	4,294,000	6.18	853,000
Inferred	2,382,000	6.53	500,000

Table 14: Mineral Resource as of December 31, 2023

	Open Pit (surface to 150 m)			Underground (150 m - 860 m)

Category	Tonnes	(g/t Au)	Contained Au (oz)	Tonnes	(g/t Au)	Contained Au (oz)

Measured	574,000	6.66	123,000	332,000	6.56	70,000

Indicated	636,000	5.13	105,000	2,752,000	6.27	555,000

Measured & Indicated	1,210,000	5.86	228,000	3,084,000	6.3	625,000

Inferred	43,000	5.06	7,000	2,339,000	6.56	493,000

Notes:

1. The classification of the current Mineral Resource Estimate into Measured, Indicated and Inferred has been completed in accordance with the definitions for mineral resources in S-K 1300, which are consistent with current 2014 CIM Definition Standards - For Mineral Resources and Mineral Reserves.

2. All figures are rounded to reflect the relative accuracy of the estimate.

3. All Resources are presented undiluted and in situ, constrained by 3D wireframe models (the constraining volumes), and are considered to have reasonable prospects for eventual economic extraction.

4. Mineral resources which are not mineral reserves do not have demonstrated economic viability. An Inferred Mineral Resource has a lower level of confidence than that applying to a Measured and Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that most of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

5. Open pit Mineral Resources are reported at a base case cut-off grade of 0.5 g/t Au within a conceptual pit shell and underground Mineral Resources are reported at a cut-off grade of 2.5 g/t Au outside the conceptual pit shell. Cut-off grades are based on a gold price of US$1,250 per ounce, a foreign exchange rate of US$0.80 and a gold recovery of 95%.

6. The results from pit optimization are used solely for the purpose of testing the "reasonable prospects for eventual economic extraction" by an open pit and do not represent an attempt to estimate mineral reserves. There are no mineral reserves on the Property. The results are used as a guide to assist in the preparation of a Mineral Resource statement and to select an appropriate resource reporting cut-off grade.

7. There is no certainty that all or any part of the Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. There is no other relevant data or information available that is necessary to make the technical report understandable and not misleading.

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Figure 10: Oblique view looking north of the Eau Claire Deposit Block Model Grades

Figure 11: Oblique view looking north of the Eau Claire Deposit Block Model Resource Categories

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The total volume of the Deposit Mineral Resource Estimate blocks in the Mineral Resource model, at a 0.0 g/t Au cut-off grade value compared well to the total volume of the vein structures with the total volume of the block model being 0.61% lower than the total volume of the vein structures (Table 14). Visual checks of block gold grades against the composite data on vertical section showed good correlation between block grades and drill intersections.

A comparison of the average gold composite grade with the average gold grade of all the Au blocks in the block model, at a 0.0 g/t Au cut-off grade was completed and is presented in Table 15. The block model average Au grade is approximately 18% lower than the average capped composite grade likely as a result of smoothing during grade interpolation.

For comparison purposes, additional grade models were generated using the inverse distance squared weighting ("ID2") and nearest neighbour ("NN") interpolation methods. The results of these models are compared to the ID3 models at various cut-off grades in a series of grade/tonnage graphs shown in Figure 11. In general the ID2 and ID3 models show similar results and both are more conservative and smoother than the NN model. For models well-constrained by wireframes and well-sampled (close spacing of data), ID2 should yield very similar results to other interpolation methods such as ID3 or Ordinary Kriging.

Table 15: Comparison of Block Model Volumes to Wireframe Volumes

Deposit	Total Domain Volume	Block Model Volume	Difference %
Eau Claire Deposit	14,667,596	14,577,781	0.61%

Table 16: Comparison of Average Composite to Block Model Grades

Deposit	Variable	Total	AU (g/t)
Eau Claire Deposit	Composites	6,933	4.69
	Composites Capped	6,933	4.25
	Blocks	151,187	3.50

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Figure 12: Comparison of ID3 and NN methodologies

11.11.1 Cut-Off Grade Sensitivity

The Eau Claire Deposit mineral resource has been estimated at a range of cut-off grades presented in Table 16 to demonstrate the sensitivity of the resource to cut-off grades. The current mineral resources are reported at a cut-off grade of 0.5 g/t Au within a conceptual pit shell and underground mineral resources are reported at a cut-off grade of 2.5 g/t Au outside the conceptual pit shell.

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Table 16: Sensitivity table of the resource to cut-off grades

Open Pit(1)
	Measured			Indicated			Inferred
Cut-off Au g/t	Tonnes	Au (g/t)	Contained Au (oz)	Tonnes	Au (g/t)	Contained Au (oz)	Tonnes	Au (g/t)	Contained Au (oz)
0.2	599,000	6.39	123,000	673,000	4.85	105,000	45,000	4.84	7,000
0.3	592,000	6.46	123,000	668,000	4.89	105,000	44,000	4.95	7,000
0.4	584,000	6.55	123,000	655,000	4.99	105,000	43,000	5.06	7,000
0.5	574,000	6.66	123,000	636,000	5.13	105,000	43,000	5.06	7,000
0.6	562,000	6.81	123,000	622,000	5.25	105,000	42,000	5.18	7,000
0.7	551,000	6.94	123,000	607,000	5.33	104,000	41,000	4.55	6,000
1.0	516,000	7.35	122,000	567,000	5.65	103,000	38,000	4.91	6,000
Underground(1)
	Measured			Indicated			Inferred
Cut-off Au g/t	Tonnes	Au (g/t)	Contained Au (oz)	Tonnes	Au (g/t)	Contained Au (oz)	Tonnes	Au (g/t)	Contained Au (oz)
1.0	557,000	4.52	81,000	5,301,000	4.04	689,000	3,860,000	4.62	573,000
1.5	456,000	5.25	77,000	4,171,000	4.80	644,000	3,112,000	5.42	542,000
2.0	388,000	5.93	74,000	3,357,000	5.55	599,000	2,693,000	5.99	519,000
2.5	332,000	6.56	70,000	2,752,000	6.27	555,000	2,339,000	6.56	493,000
3.0	283,000	7.25	66,000	2,285,000	7.00	514,000	1,861,000	7.54	451,000
4.0	204,000	8.54	56,000	1,617,000	8.44	439,000	1,483,000	8.58	409,000
5.0	157,000	9.90	50,000	1,227,000	9.73	384,000	1,181,000	9.66	367,000

(1) Open pit mineral resources are reported at a cut-off grade of 0.5 g/t Au within a conceptual pit shell and underground mineral resources are reported at a cut-off grade of 2.5 g/t Au outside the conceptual pit shell. Values in this table reported above and below the cut-off grades should not be misconstrued with a Mineral Resource Statement. The values are only presented to show the sensitivity of the block model estimates to the selection of cut-off grade. All values are rounded to reflect the relative accuracy of the estimate and numbers may not add due to rounding

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

11.11.2 Sensitivity to Metal Price

A price sensitivity analysis was prepared using a downside scenario gold price of US$1,150/oz as well as an upside scenario at US$1,350/oz. Whittle™ pit optimization was completed using the same optimization parameters as for the Mineral Resource Estimate except for changing the gold price. The results of the sensitivity analysis are presented in Table 17. Table 17 demonstrate that the Deposit in-pit Mineral Resource Estimate is sensitive to a ±US$100 change in gold price.

Table 17: In-Pit Resource Sensitivity to Gold Price at a 0.5 g/t Au cut-off

Gold Price US$/oz	Tonnes	Gold(1)
		Grade (g/t)	Ozs
Measured
$1,150	527,000	6.89	117,000
$1,250	574,000	6.66	123,000
$1,350	600,000	6.55	126,000
Indicated
$1,150	352,000	5.29	60,000
$1,250	636,000	5.13	105,000
$1,350	838,000	5.11	138,000
Inferred
$1,150	17,000	6.37	4,000
$1,250	43,000	5.06	7,000
$1,350	56,000	4.28	8,000

12 Mineral Reserve Estimates

Due to the early stage of the Project there are no mineral reserve estimates.

13 Mining Methods

Due to the early stage of the Project no studies regarding mining methodology have been completed.

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14 Processing and Recovery Methods

Due to the early stage of the Project no studies regarding recovery methods have been completed.

15 Infrastructure

Due to the early stage of the Project no studies regarding the required infrastructure for future development have been completed.

16 Market Studies

Due to the early stage of the Project no Market studies have been completed.

17 Environmental Studies, Permitting, and Plans, Negotiations, or Agreements with Local Individuals or Groups

Due to the early stage of the Project this section is not applicable.

18 Capital and Operating Costs

Due to the early stage of the Project this section is not applicable.

19 Economic Analysis

Due to the early stage of the Project this section is not applicable.

20 Adjacent Properties

None of the adjacent claims are known to host mineralized zones comparable to the Eau Claire deposit. No reliance was placed on any information from adjacent properties in the estimation and preparation of the resources reported in this technical report. Adjacent properties are therefore not deemed material to this report.

21 Other Relevant Data and Information

Mr. Frappier-Rivard is not aware of any additional data or information available for disclosure.

22 Interpretation and Conclusions

The Project is located in the La Grande volcanic subprovince (2800 to 2738 Ma), east the Opinaca metasedimentary subprovince (2703 to 2674 Ma) and lies within the Eastmain Greenstone Belt (2752 to 2696 Ma). The Eau Claire gold deposit and the Percival Prospect occur within a few kilometres of the Cannard Deformation Zone, a crustal scale structural break and is hosted in the Natel Formation (2739 to 2720 Ma), which is made up of komatiites, komatiitic basalt, massive to pillowed basaltic and andesitic flows of tholeiitic affinity (magnesian tholeiites and iron tholeiites), with interbedded sequences of mudstone, wacke and iron formation.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

The majority of the gold mineralization identified to date at Eau Claire occurs as stacked late quartz tourmaline veining (VQTL) within interbedded mafic volcanics and volcaniclastic sequences proximal to regional D2 shear zones. Gold mineralization also occurs within altered host rock without veining occurring as centimetre to several metre wide tourmaline-actinolite ± biotite ± calcite replacement zones around vein selvages. A third style of gold mineralization recently identified in silicified breccias and quartz veins hosted in sediments and volcanic rocks proximal to iron formation on the eastern side of the Project. Eau Claire hosts over 12 showings, the most advanced being the Eau Claire deposit and the Percival prospect.

Since acquiring the Project, Fury has initiated systematic exploration programs consisting of geological mapping, biogeochemical sampling, reinterpretation of historical geophysical data, ground based geophysical studies and diamond drilling. Drilling has focussed on exploring for extensions to the known gold mineralization at the Eau Claire deposit, and the Snake Lake and Percival prospects. Large stepout drilling in 2022 increased the mineralized footprint of the Eau Claire deposit by over 450m to the west. At Percival Fury intercepted 13.5 metres (m) of 8.05 g/t gold (Au) outlining a 500x100x300m zone of gold mineralization.

Drilling at the Eau Claire deposit has identified gold mineralization with suitable continuity, grade and size to be potentially economically extracted.

The 2023 Mineral Resource Estimate (2023 MRE) follows the 2019 CIM Best Practice Guidelines for mineral resource estimation. The wireframe grade shell models represent the drilled mineralization and are suitable for use in block model estimations. The Eau Claire deposit meets the criteria of reasonable prospects for eventual economic extraction in the combined open pit and underground portions of the MRE.

The 2023 Eau Claire Mineral Resource Estimation is representative of the known mineralization. No additional drilling or work has been carried out within the defined resource area. From 2020 through to 2022, Fury completed a total of 79 diamond drill holes for approximately 52,960 m on the Project.  The drill program consisted of i) an extension phase focused on extensions to the known vein corridors along strike from the current resource ("Extension Program"); ii) an exploration phase designed to test targets along the 4.5km long deposit trend ("Exploration Program") and iii) an exploration phase of drilling designed to test targets at the Percival prospect 14km east of the Eau Claire Deposit. Large stepout drilling in 2022 increased the mineralized footprint of the Eau Claire deposit by over 450m to the west. The drilling completed by Fury to date is considered to be too far from previous drilling to be considered material.

The Mineral Resources at the Eau Claire Deposit are estimated to be approximately 0.9 Mt of Measured Mineral Resources grading 6.63 g/t Au containing 193,000 ounces gold, Indicated Mineral Resources of 3.39 Mt grading 6.06 g/t Au containing 660,000 ounces gold and 2.38 Mt of inferred Mineral Resources at an average grade of 6.53 g/t Au containing 500,000 ounces gold.

The preliminary metallurgical work completed to date indicates that gold can be recovered using conventional methods utilizing combined gravity followed by a cyanide leach.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

In 2019, significant gold mineralization was identified at the Percival prospect located 14 kilometres (km) to the east of the Eau Claire deposit. Gold mineralization at Percival has been defined within a 500x100x300m footprint within folded sulphidized and silicified breccias and quartz veining in an interbedded volcanic and sedimentary sequence. Fury recognized that the high-grade core of the Percival mineralization, represented by historical drill intercepts of 9.0m of 6.26 g/t gold, 8.5m of 7.13 g/t gold, and 2.0m of 8.47 g/t gold was parallel and slightly offset to magnetic stratigraphic units that define a steep westerly plunging fold hinge. Targeting of the fold hinge geometry has significantly expanded the Percival mineralized footprint with intercepts of up to 13.5m of 8.05 g/t Au, including 3m of 25.8 g/t Au. Exploration historically has focussed on VQTL within mafic volcanic sequences at Eau Claire, the recent identification of the Percival mineralization indicates there is good potential to discover additional mineralization and to add to the resource base within the Project.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

23 Recommendations

Future exploration efforts should continue to focus on the Eau Claire deposit and Percival prospect styles of mineralization identified to date as it has been shown these can host significant gold grades over width.  The recommended Phase 1 work program consists of a regional portion focussed on refining known gold occurrences within the Project and attempting to define new prospects in areas with favourable geological and structural settings. In addition to the regional program, a drill program, focussed on the Eau Claire deposit, designed to tie-in the mineralization identified 450m west of the current resource with the aim of updating the current mineral resource should be completed. Additional drilling would focus on the Percival prospect and other nearby geochemical anomalies to determine the continuity and scale of gold mineralization.

The Phase 1 program is anticipated to include collection of 15,000 infill till and biogeochemical samples and 30,000 m of Diamond drilling, 20,000m at the Eau Claire deposit and 10,000m at Percival.  The Phase 1 program is estimated to cost approximately $13.5 million (Table 18). The estimated costs of the recommended work program are derived from Mr. Frappier-Rivard's extensive knowledge of working in Northern Quebec gained over the past 20 years with upward adjustment for the current supply and labour markets.

The Phase 2 exploration program will continue to be drill intensive. An additional 20,000 - 30,000m of diamond drilling should be completed at the Eau Claire deposit to explore the down dip potential of the limb mineralization as well as tying in the newly identified mineralization at the Gap zone and to the east of the defined resource with the ongoing goal of continuing to update the Mineral Resource Estimate. An additional 20,000m of drilling should be allocated to regional targets defined from the Phase 1 program. The Phase 2 program is estimated to cost between $18 and $22.5 million (Table 18). The estimated costs of the recommended work program are derived from Mr. Frappier-Rivard's extensive knowledge of working in Northern Quebec gained over the past 20 years with upward adjustment for the current supply and labour markets.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

Table 17: 2024 and beyond Recommended Work Programs

Phase 1
Type	Details	Cost Estimate (C$)
Labour	Staff Wages, Technical and Support Contractors	1,750,000
Assaying	Sampling and Analytical	750,000
Drilling	Diamond Drilling (30,000m at $175/m)	5,250,000
Till Sampling	Detailed sampling program	1,500,000
Land Management	Consultants. Assessment Filing, Claim maintenance	750,000
Community Relations	Community Tours, Outreach	75,000
Information Technology	Remote site communications and IT	35,000
Safety	Equipment, Training and Supplies	75,000
Expediting	Expediting	150,000
Camp Costs	Equipment, Maintenance, Food, Supplies	250,000
Freight and Transportation	Freight, Travel, Helicopter	450,000
Fuel		1,200,000
General and Administration		100,000
Sub-total		12,335,000
Contingency (10%)		1,233,500
Total		13,568,500

Phase 2
Type	Details	Cost Estimate (C$)
Labour	Staff Wages, Technical and Support Contractors	2,250,000
Drilling	Diamond Drilling (40,000 - 50,000m)	7,875,000
Assaying	Sampling and Analytical	1,000,000
Community Relations	Community Tours, Outreach	100,000
Information Technology	Remote site communications and IT	100,000
Safety	Equipment, Training and Supplies	125,000
Expediting	Expediting	250,000
Camp Costs	Equipment, Maintenance, Food, Supplies	750,000
Freight and Transportation	Fright, Travel, Helicopter	1,950,000
Fuel		3,000,000
General and Administration		500,000
Sub-total		17,900,000
Contingency (10%)		1,790,000
Total		19,690,000

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

24 References

Armitage, A.E., and Hafez, S.A., 2017, Technical Report on the Updated Mineral Resource Estimate for the Eau Claire Gold Deposit, Clearwater Project, Québec, Canada dated October 25, 2017 for Eastmain Resources Inc., 156 p.

Dubé, B. and Gosselin, P. 2007. Greenstone-hosted quartz-carbonate vein deposits. In Goodfellow, W.D., ed. Mineral Deposits of Canada: A Synthesis of Major Deposit-Types, District Metallogeny, the Evolution of Geological Provinces, and Exploration Methods. Geological Association of Canada, Mineral Deposits Division, Special Publication No. 5, pp.49-73.

Frappier-Rivard, D., Dupéré, M., 2023, Technical Report on the Eau Claire Project, Quebec, Canada dated August 30, 2023 for Fury Gold Mines Ltd.

Puritch, E., Yassa, A., Bradfield, A. and Armitage, A., 2018, Technical Report, Updated Mineral Resource and Preliminary Economic Assessment on the Eau Claire Gold Deposit, Clearwater Property, Quebec, Canada dated July 3rd, 2018 for Eastmain Resources Inc., 298 p.

SGS Mineral Services, 2010. An Investigation of The Recovery of Gold and Tellurium from Clearwater Project Samples, prepared for Eastmain Resources Inc. Project 12228-001 - Final Report October 4, 2010, 102 p.

SGS Mineral Services, 2017. An Investigation into Gold Recovery from Clearwater Project Samples, prepared for Eastmain Resources Inc. Project 15524-001 - Final Report September 27, 2017, 133 p.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

SRK Consulting (Canada) Inc., 2017. Technical Report for the Eau Claire Gold Deposit, Clearwater Project, Quebec, Report Prepared for Eastmain Resources Inc. June 11, 2015, 143 p.

25 Reliance on Information Provided by the Registrant

Mr. Frappier-Rivard as a full time employee of the Registrant, Fury, does not claim reliance on any other party with respect to the information provided or the opinions expressed herein, having reviewed, and found satisfactory such corporate and other documentation as deemed necessary to assume responsibility for such information and opinions as are expressed herein.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

26 DATE AND SIGNATURE PAGE

This report entitled "S-K 1300 Technical Report Summary on the Eau Claire Project, Quebec, Canada" with an effective date of December 31, 2023 was prepared and signed by:

 /s/ David Frappier-Rivard

Signed:  _________________________________

David Frappier-Rivard, P. Geo.
Exploration Manager, Fury Gold Mines Limited

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Appendix 1 - Eau Claire Claims List